As filed with the Securities and Exchange Commission on September 13, 2004

Registration No. 333-117456

[	TABLE OF CONTENTS	]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

Amendment No. 1 to Form S-2

REGISTRATION STATEMENT

Under the

Securities Act of 1933

___________

VitalStream Holdings, Inc.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	87-0429944 (I.R.S. employer identification number)

Philip N. Kaplan
Chief Operating Officer
VitalStream Holdings, Inc.
One Jenner, Suite 100
Irvine, California 92618
(949) 743-2000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices; name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to: Bryan T. Allen, Esq. STOEL RIVES LLP 201 South Main Street, Suite 1100 Salt Lake City, Utah 84111 (801) 328-3131

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement as determined by market conditions.

     If any of the securities being registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

[	TABLE OF CONTENTS	]

VITALSTREAM HOLDINGS, INC.

40,240,092 shares of common stock

__________________

                This prospectus relates to the offering and sale of 40,240,092 shares of common stock, $.001 par value, of VitalStream Holdings, Inc. All of the offered shares are to be sold by persons who are existing security holders and identified in the section of this prospectus entitled "Selling Stockholders." Of the shares of common stock offered hereby, 31,397,092 shares are currently owned by the selling stockholders and 8,843,000 shares are issuable upon the exercise of outstanding warrants to purchase our common stock. In addition, pursuant to Rule 416 of the Securities Act, as amended, this prospectus, and the registration statement of which it is a part, covers a presently indeterminate number of shares of common stock issuable upon the occurrence of a stock split, stock dividend, or other similar transaction.

                We will not receive any of the proceeds from the sale of the shares offered hereunder. In the United States, our shares of common stock are listed for trading under the symbol VSTH on the OTC Bulletin Board. On September 7, 2004, the closing sales price of our common shares, as reported by the OTC Bulletin Board, was $0.57 per share.

                Our principal office is located at One Jenner, Suite 100, Irvine, California 92618, and our telephone number is (949) 743-2000.

__________________

Consider carefully the risk factors beginning on page 5 in this prospectus before investing in the offered shares being sold with this prospectus.

__________________

This prospectus shall not constitute an offer to sell, or the solicitation of an offer to buy, in any state in which such offer or sale would be unlawful before or absent qualification under the securities laws of such state.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 13, 2004

ABOUT THIS PROSPECTUS

                This prospectus provides you with a description of our company, certain risk factors associated with investment in our common shares, a description of the contemplated offering and certain financial information. In addition, you should read the additional information described under the heading "Incorporation of Certain Documents by Reference" on page 50 of this prospectus.

[	TABLE OF CONTENTS	]

PROSPECTUS SUMMARY

                This summary highlights some information in this prospectus. Because it is a summary, it does not contain all of the information you need to make an investment decision. To understand this offering fully, you should carefully read the entire prospectus.

Our Company

                VitalStream Holdings, Inc. provides products and services that allow companies to broadcast video, audio and other related digital media over the Internet. Specifically, we provide content delivery network services such as streaming, hosting, and related products and services that allow clients to outsource their digital broadcasting needs. Streaming is an efficient method of broadcasting video, audio and other media over the Internet. Hosting is the business of storing and serving computer files for Web sites, and providing a high-speed connection to the Internet. We offer hosting services that are accompanied by extensive support services, which we refer to collectively as managed services. We provide streaming, hosting, and other related services to companies in a variety of industries; however, we focus our marketing efforts toward media and entertainment companies, advertising agencies, radio stations, Internet gaming companies, companies needing online training or webcasting, and other businesses that create and have a need to electronically distribute their digital media.

                We believe that, as a result of recent advances in streaming technology and anticipated growth in the number of people using broadband Internet connections, the Internet will become a widely used medium for distributing and receiving audio and video content. Consumer applications for streaming include movies and movie trailers; music samples; interactive television; news clips; online video games; and pay-per-view music, theater, sports and other events. Business applications center on communications to customers, employees, and partners over the Internet or through the use of intranets, including employee training, sales calls, delivery of rich media advertising messages, product launches, press and other video conferencing, and presentations.

                One of our primary technologies is MediaConsole(R). MediaConsole(R) allows our customers to stream audio and video content to listeners and viewers without requiring the content to be fully downloaded before listening or viewing. It also allows our customers to manage their media, by video clip or media package. They are able to determine when content will be available for broadcast over the Internet, insert advertising into the content and charge listeners and viewers via numerous business rules including pay-per-view. MediaConsole(R) real-time reporting enables customers to better understand the behavior (viewing or listening habits) of their audience and view reports by domain, media package and individual file.

[	TABLE OF CONTENTS	]

The Offering

Securities offered by the selling stockholders	40,240,092 shares of common stock
Shares of our common stock outstanding before this offering	60,028,768(1)
Shares of our common stock outstanding following this offering, if all shares are sold	68,871,767(2)
Use of proceeds	All net proceeds of the offering will be received by the selling stockholders.
Risk factors	You should read the "Risk Factors," beginning on page 5, as well as other cautionary statements throughout this prospectus, before investing in any shares offered hereunder.

____________________

(1)

Excludes up to 4,479,374 shares of common stock authorized for issuance upon exercise of outstanding options granted pursuant to our stock option plans, 1,353,157 shares of our common stock reserved for the future grant of stock options under such plans, and 9,026,002 shares of common stock subject to outstanding warrants to purchase common stock (which 9,026,002 includes the 8,843,000 shares of common stock subject to outstanding warrants being registered in this offering).

(2)	Assumes exercise of all of the warrants held by the selling stockholders in exchange for 8,843,000 shares of common stock and immediate resale of all such shares.

Selling Stockholders

                All of the offered shares are to be sold by existing security holders. The selling stockholders acquired their shares and warrants (i) in a private placement of 18,106,594 shares and 5,975,175 warrants in June 2004, (ii) in the conversion of outstanding convertible promissory notes and shares of 2003 Series A Preferred Stock in June 2004, (iii) in connection with the exchange of convertible promissory notes and in a private placement of preferred stock and warrants in September 2003, (iv) in connection with the sale of hosting and colocation contracts, related computer equipment, software, licenses, and other assets in January 2003, and (v) as a commitment fee or as compensation for services provided to us.

                Of the shares of our common stock offered hereby, 31,397,092 shares are currently owned by the selling stockholders, and 8,843,000 shares are issuable upon the exercise of outstanding warrants to purchase our common stock.

                In addition, pursuant to Rule 416 of the Securities Act, this prospectus and the registration statement of which it is a part cover a presently indeterminate number of shares of common stock issuable upon the occurrence of a stock split, stock dividend, or other similar transaction.

[	TABLE OF CONTENTS	]

RISK FACTORS

                Before you invest in the shares of our common stock that may be offered pursuant to this prospectus, you should be aware that such investment involves the assumption of various risks. You should consider carefully the risk factors described below together with all of the other information included in this prospectus before you decide to purchase any shares of our common stock.

We may continue to experience a net loss from operations.

                We have experienced net losses in each quarter since inception, with net losses of approximately $8.0 million from inception through June 30, 2004. In light of expenses associated with our recent offering of common stock and warrants and possible expenses associated with various business combinations we are exploring, we do not expect to achieve a net profit for the 2004 fiscal year. We are uncertain when, or if, we will experience net income from operations. Even if we do experience net income in one or more calendar quarters in the future, subsequent developments in our industry, customer base, business or cost structure or expenses associated with significant litigation or a significant transaction may cause us to again experience net losses. We may never become profitable.

We may be unable to manage significant growth.

                To successfully implement our business strategy, we must establish and achieve substantial growth in our customer base through sales, business acquisitions or a combination thereof. If achieved, significant growth would place significant demands on our management and systems of financial and internal controls, and will almost certainly require an increase in the capacity, efficiency and accuracy of our billing and customer support systems. Moreover, significant growth would require an increase in the number of our personnel, particularly within sales and marketing, customer service and technical support. The market for such personnel remains highly competitive, and we may not be able to attract and retain the qualified personnel required by our business strategy. If successful in attracting new customers, we may outgrow our present facilities and/or network capacity, placing additional strains on our human resources in trying to locate, manage and staff multiple locations and to scale our network.

The market for Internet broadcasting and streaming services is in the early stage of development and may not grow at a pace that permits us to continue to grow.

                The market for Internet broadcasting and streaming services is evolving, and we cannot be certain that a viable market for our services will emerge or be sustainable. Factors that may inhibit the development of a viable market for Internet broadcasting services include:

[	TABLE OF CONTENTS	]

●

content providers may be unwilling to broadcast over the Internet because of issues related to protection of copyrights, royalty payments to artists and publishers, illegal copying and distribution of data, and other intellectual property rights issues;

●

consumers may determine not to view or listen to media broadcasts over the Internet because of, among other factors, poor reception of electronic broadcasts or the creation or expansion of competing technologies, such as television beaming or interactive cable, that provide a similar service at lower cost or with better reception; and

●	customers that use the Internet to broadcast presentations or meetings may determine that alternative means of communications are more effective or less expensive.

If the market for Internet broadcasting services does not continue to develop, or develops more slowly than expected, our business, results of operations and financial condition will be seriously harmed.

We may pledge substantially all of our assets to secure future financing agreements.

                We may be required to pledge substantially all of our assets to secure bank or other financing arrangements in the future. These financings would likely require that we afford rights and remedies that are commonly provided a secured creditor. If we default under such arrangements, subject to laws restricting the remedies of creditors, such creditors may immediately seize and dispose of all pledged assets.

There are numerous risks associated with having Dolphin Equity Partners and WaldenVC as significant stockholders.

                Through their holdings of common stock, affiliates of Dolphin Equity Partners presently control 15,257,849 votes in connection with the election of directors and other matters, representing 25.4% of the voting power of our company, and affiliates of WaldenVC presently control 9,876,324 votes in connection with the election of directors and other matters, representing 16.5% of the voting power of our company. In addition, if Dolphin and WaldenVC exercised all warrants they hold, Dolphin's and WaldenVC's respective aggregate beneficial ownership would increase to approximately 17,596,021 and 12,839,221 votes in connection with the election of directors and other matters, constituting 28.2% and 20.4% of the voting power of our company following such exercises. As a result of their stock holdings, Dolphin or WaldenVC may be able to block, or extract concessions or special benefits in connection with, various transactions, including any future merger or asset sale transactions.

We may be unable to compete successfully against existing or future competitors of our businesses.

                Our current and future competitors in Internet streaming may include other digital content delivery providers, Internet broadcast network specialty providers and alternative access providers such as various cable television companies, direct broadcast satellite, DSL, wireless communications providers and other established media companies. Our current and future competitors in hosting and colocation may include other Internet hosting, colocation and access businesses, including such major providers as Savvis and AT&T, and essentially any other participant in the Internet industry.

[	TABLE OF CONTENTS	]

                Many of these competitors have a longer operating history and greater market presence, brand recognition, engineering and marketing capabilities, and financial, technological and personnel resources than we do. Competitors with an extended operating history, a strong financial position and an established reputation have an inherent marketing advantage because of the reluctance of many potential customers to entrust key operations to a company that may be perceived as unproven or unstable. In addition, our competitors may be able to use their extensive resources:

●	to develop and deploy new products and services more quickly and effectively than we can;
●	to improve and expand their communications and network infrastructures more quickly than we can;
●	to reduce costs, particularly bandwidth costs, because of discounts associated with large volume purchases;
●	to offer less expensive streaming, hosting, colocation, and related services as a result of a lower cost structure, greater capital reserves or otherwise;
●	to adapt more swiftly and completely to new or emerging technologies and changes in customer requirements;
●	to offer bundles of related services that we are unable to offer;
●	to take advantage of acquisition and other opportunities more readily; and
●	to devote greater resources to the marketing and sales of their products.

                If we are unable to compete effectively in our various markets, or if competitive pressures place downward pressure on the prices at which we offer our services, our business, financial condition and results of operations may suffer.

Our services are subject to system failure and security risks.

                Our operations are dependent upon our ability to protect our network infrastructure against interruptions, damages and other events that may adversely affect our ability to provide services to our customers (on a short-term or long-term basis) and may lead to lawsuits and contingent liabilities. The core of our network infrastructure is vulnerable to various potential problems, including the following:

●

Our network infrastructure, or that of our key suppliers, may be damaged or destroyed, and our ability to provide service interrupted or eliminated, by natural disasters, such as fires, earthquakes and floods, or by power losses, telecommunications failures and similar events. This risk is increased by the concentration of our servers and infrastructure, and that of our key suppliers, in a natural disaster and power failure prone area in Southern California.

●	We and our users may experience interruptions in service as a result of the accidental or malicious actions of Internet users, hackers, or current or former employees.
●

Unauthorized access to our network and servers may jeopardize the security of confidential information stored in our computer systems and our customers' computer systems, which may result in liability to our customers and may also deter potential customers.

●

We may face liability for transmitting viruses to third parties that damage or impair their access to computer networks, programs, data or information. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers.

[	TABLE OF CONTENTS	]

●

Failure of our equipment or that of our suppliers may disrupt service to our customers (and from our customers to their customers), which could materially impact our operations (and the operations of our customers) and adversely affect our relationships with our customers and lead to lawsuits and contingent liability.

                The occurrence of any natural disaster, power outage, unauthorized access, computer virus, equipment failure or other disruptive problem could have a material adverse affect on our business, financial condition and results of operations.

We are dependent upon key personnel who may leave at any time, and we may be unable to attract qualified personnel in the future.

                We are highly dependent upon the efforts of our senior management team, the loss of any of whom could impede our growth and ability to execute our business strategy. To the extent our principal managers are parties to employment agreements, such agreements are terminable at will. Although our principal managers have significant equity interests or options to purchase equity interests in the company, such options to purchase equity interests are substantially vested, and the shares held by our President, our Chief Operating Officer and our Chief Technical Officer are not subject to vesting or repurchase rights and will be retained whether or not such persons remain with the company. The loss of the services of key management personnel could have a material adverse effect on our business, financial condition and results of operations.

                In addition, in order to continue to grow as planned, we will need to attract and retain qualified executive, technical and marketing personnel for whom there is intense competition in the areas of our activities. Any failure to attract or retain key executive, technical and marketing personnel as required could have a material adverse effect on our financial condition and results of operations.

We may be unable to keep up with evolving industry standards and changing user needs.

                The market for Internet media-related services is characterized by rapidly changing technology, evolving industry standards, changing user needs and frequent new service and product introductions. Our success will depend in part on our ability to identify, obtain authorized access to and use third-party-provided technologies effectively, to continue to develop our technical capabilities, to enhance our existing services and to develop new services to meet changing user needs in a timely and cost-effective manner. In addition, new industry standards have the potential to replace or provide lower-cost alternatives to our services. The adoption of such new industry standards could render our existing services obsolete and unmarketable or require reduction in the fees charged. Any failure on our part to identify, adopt and use new technologies effectively, to develop our technical capabilities, to develop new services or to enhance existing services in a timely and cost-effective manner could have a material adverse effect on our business, financial condition and results of operations.

[	TABLE OF CONTENTS	]

We may be unable to obtain capital necessary to continue operations, consummate proposed transactions and fuel growth.

                Our business plan contemplates continued expansion of our operations in the foreseeable future through internal growth and acquisition transactions. We recently closed a private placement in which we raised, net of offering costs, approximately $10.0 million in additional working capital. As a result of expenses associated with our planned expansion and acquisition strategy, we may need additional capital in the future. We expect to raise necessary capital through the expansion of our debt or through the issuance of debt or equity securities. We may not be successful in raising sufficient debt or equity capital on terms that we consider acceptable, or at all. Factors affecting the availability and price of capital may include the following:

●	market factors affecting the availability and cost of capital generally;
●	our financial results and capital structure;
●	the amount of our capital needs;
●	the market's perception of Internet hosting and streaming stocks;
●	the market's perception of economics of projects being pursued and the prospects of our business generally; and
●

the market in which our common stock is traded, the volume of trading in our common stock, the volatility of the price for our common stock, and the type of person (institution or individual investor) primarily trading in our common stock.

                If we fail to raise sufficient capital to expand when needed, we may be required to delay or abandon some of our future expansion or planned expenditures or to discontinue some of our operations, which would have a material adverse effect on our operations, financial condition and competitive position.

We may become subject to risks associated with international operations.

                We plan to expand our marketing efforts in foreign countries and may establish a data center or other base of operations outside of the United States. The establishment or expansion of foreign operations involves numerous risks, including without limitation:

●

we may incur losses solely as a result of the fluctuation of the value of the dollar, as most of our costs will continue to be denominated in U.S. dollars while our revenues may increasingly be denominated in other currencies;

●

we may incur significant costs in order to comply with, or obtain intellectual property protection under, the laws of foreign countries; even then, foreign courts or other tribunals may decline to honor our intellectual property rights, may not enforce our contracts as written and may impose restrictions, taxes, fines and other penalties that exceed those that would generally be imposed under U.S. laws;

●	we may be the target of anti-U.S. politically motivated actions, including sabotage, violence, nationalization of resources, or discrimination;
●	costs and risks associated with management and internal controls will increase as our employees and assets are located outside of the Southern California region; and
●

as our overseas revenues, and dependence on such revenues expands, we will become increasingly subject not only to economic cycles in the United States but also to cycles in other nations, which may be more variable that those in the United States.

We are dependent upon third-party suppliers and may be unable to find alternative suppliers.

                We rely on other companies to supply key components of our network infrastructure, including Internet bandwidth, which constitutes our largest direct cost of providing services, and networking equipment. Additionally, we rely on third-party development of technology to provide media-related functionality, such as streaming media formats and payment processing. We do not have long-term agreements governing the supply of many of these services or technologies, and most are available from only limited sources. We may be unable to continue to obtain such services, or licenses for needed technologies, at a commercially reasonable cost, which would adversely affect our business, financial condition and results of operations.

Increases in government regulation may have an adverse effect on our business.

                The services provided by telecommunications carriers are governed by regulatory policies establishing charges and terms for wireline communications. We are not a telecommunications carrier or otherwise subject to regulations governing telecommunications carriers (or the obligation to pay access charges and contribute to the universal service fund). The Federal Communications Commission could, however, expand the reach of telecommunications regulations so as to apply to companies such as ours. In particular, the Federal Communications Commission could require Internet service providers like us to pay access charges or to contribute to the universal service fund when the Internet service provider provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. The resultant increase in cost could have a material adverse effect on our business, financial condition and results of operations.

                As Internet commerce continues to evolve, we expect that federal, state or foreign legislatures and agencies may adopt laws and regulations affecting our business or our customers, including laws or regulations potentially imposing taxes or other fees on us or our customers, imposing reporting, tracking or other costly reporting requirements or imposing restrictions or standards on us or our customers related to issues such as user privacy, pricing, content and quality of products and services. Such laws and regulations may significantly increase our costs of operations, may expose us to liability or may limit the services we can offer, or may impose similar burdens on our customers, which in turn may negatively impact our business, financial condition and results of operations.

If the protection of our intellectual property is inadequate, our competitors may gain access to our technology, and our business may suffer.

                We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and common-law copyright and trademark principles. Protection of our intellectual property is subject to the following risks:

●	we have not applied for a copyright registration or patent with respect to our proprietary rights, and the common law associated with copyrights and trade secrets affords only limited protection;
●	our claims of proprietary ownership (and related common-law copyright assertions) may be challenged or otherwise fail to provide us with any competitive advantages;
●	our existing or any future trademarks may be canceled or otherwise fail to provide meaningful protection; and
●	the validity, enforceability and type of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

[	TABLE OF CONTENTS	]

                Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and although we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

Third-party claims that we infringe upon their intellectual property rights could be costly to defend or settle.

                Litigation regarding intellectual property rights is common in the Internet and software industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We may from time to time encounter disputes over rights and obligations concerning intellectual property. Third parties may bring claims of infringement against us, which may be with or without merit.

                We could be required, as a result of an intellectual property dispute, to do one or more of the following:

●	cease selling, incorporating or using products or services that rely upon the disputed intellectual property;
●	obtain from the holder of the intellectual property right a license to sell or use the disputed intellectual property, which license may not be available on reasonable terms;
●	redesign products or services that incorporate disputed intellectual property; or
●	pay monetary damages to the holder of the intellectual property right.

                The occurrence of any of these events could result in substantial costs and diversion of resources or could severely limit the services we can offer, which could seriously harm our business, operating results and financial condition.

                In addition, we have agreed, and may agree in the future, to indemnify certain of our customers against claims that our software infringes upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We, or our customers, may be unable to obtain necessary licenses from third parties at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any such required licenses could harm our business, operating results and financial condition.

Trading in our common stock is thin, and there is a limit to the liquidity of our common stock.

                Our common stock is quoted on the OTC Bulletin Board. The volume of trading in our common stock is small, and trading in our common stock is likely dominated by a few individuals. Because of the thinness of the market for our stock, the price of our common stock may be subject to manipulation by one or more stockholders and may increase or decrease significantly because of buying or selling by a single stockholder. In addition, the limited volume of trading limits significantly the number of shares that one can purchase or sell in a short period of time. Consequently, an investor may find it more difficult to dispose of large numbers of shares of our common stock or to obtain a fair price for our common stock in the market.

[	TABLE OF CONTENTS	]

The market price for our common stock is volatile and may change dramatically at any time.

                The market price of our common stock, like that of the securities of other early-stage companies, may be highly volatile. Our stock price may change dramatically as the result of announcements of our quarterly results, new products or innovations by us or our competitors, the execution or termination of significant customer contracts, significant litigation or other factors or events that would be expected to affect our business or financial condition, results of operations and other factors specific to our business and future prospects. In addition, the market price for our common stock may be affected by various factors not directly related to our business, including the following:

●	intentional manipulation of our stock price by existing or future stockholders;
●	short selling of our common stock or related derivative securities;
●	a single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares;
●	the interest of the market in our business sector, without regard to our financial condition or results of operations;
●	the adoption of governmental regulations and similar developments in the United States or abroad that may affect our ability to offer our products and services or affect our cost structure;
●	disputes relating to patents or other significant intellectual property rights held by others that we, our suppliers or our customers use;
●	developments in the businesses of companies that use our streaming or hosting services (such as the expansion or contraction of the use of the Internet to stream to deliver music or other media); and
●	economic and other external market factors, such as a general decline in market prices due to poor economic indicators or investor distrust.

Our ability to issue preferred stock and common stock may significantly dilute ownership and voting power and negatively affect the price of our common stock.

                Under our Articles of Incorporation, as amended, we are authorized to issue up to 10 million shares of preferred stock and 290 million shares of common stock without seeking stockholder approval. Our board of directors has the authority to create various series of preferred stock with such voting and other rights superior to those of our common stock and to issue such stock without stockholder approval. Our board of directors also has the authority to issue the remainder of our authorized shares of common stock without stockholder approval. Any issuance of such preferred stock or common stock would dilute the ownership and voting power of existing holders of our common stock and may have a negative effect on the price of our common stock. The issuance of preferred stock without stockholder approval may also be used by management to stop or delay a change of control.

Because certain existing stockholders own a large percentage of our voting shares, other stockholders' voting power may be limited.

                Our executive officers, our directors and their affiliates own or control approximately 53% of the voting power of our company. In combination with unaffiliated entities owning 5% or more of our outstanding common shares, this group owns or controls approximately 57% of the voting power of our company. As a result, if such persons act together, they have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These stockholders may make decisions that are adverse to your interests.

[	TABLE OF CONTENTS	]

We have not declared any dividends with respect to our common stock.

                We have not declared any dividends on our common stock. We intend to retain earnings, if any, to finance the operation and expansion of our business and, therefore, we do not expect to pay cash dividends on our shares of common stock in the foreseeable future.

We are subject to certain provisions of the California corporate code.

                Because we are a Nevada corporation, the rights of our stockholders are generally governed by the Nevada Private Corporations Law. However, under Section 2115(a) of the California Corporations Code, we became subject to various sections of the California Corporations Code on January 1, 2004 and will continue to be subject to such conditions until the year after fewer than one-half of our outstanding voting securities (held by other than nominee holders) are held by persons located in California. Although the applicable portions of the California Corporations Code are generally consistent with governing provisions of the Nevada Private Corporations Law and our charter documents, they are not identical. We may be faced with circumstances in which applicable provisions of the Nevada Private Corporations Law or our charter documents cannot be reconciled with governing provisions of the California Corporations Code. The existence of such a conflict may adversely affect our business and operations in various ways in that it may require us to withdraw from a proposed transaction, seek authorizations, interpretations, injunctions or other orders from various courts in connection with a conflict, rescind or re-execute a transaction or pay damages if our good faith attempts at reconciliation are deemed inadequate or incur additional expenses in order to attempt compliance with both governing laws.

[	TABLE OF CONTENTS	]

FORWARD-LOOKING STATEMENTS

                This prospectus contains various forward-looking statements. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend," "expect" or similar words. These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risk factors noted in the previous section and other cautionary statements throughout this prospectus and our periodic filings with the SEC that are incorporated herein by reference. You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. If one or more risks identified in this prospectus or any applicable filings materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected, or intended.

                Among the key factors that may have a direct bearing on our operating results are risks and uncertainties described under "Risk Factors" above, including, without limitation, those attributable to the absence of profits, uncertainties regarding the future demand for our products and services and the competitive advantages of companies that compete, or may compete, in our market.

[	TABLE OF CONTENTS	]

USE OF PROCEEDS

                The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock, less any applicable discounts or commissions. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

[	TABLE OF CONTENTS	]

DETERMINATION OF OFFERING PRICE

                The offering price of the shares of common stock offered by this prospectus is being determined by each of the selling stockholders on a transaction-by-transaction basis based upon factors that such selling stockholder considers appropriate. The offering prices determined by the selling stockholders may, or may not, relate to a current market price but should not, in any case, be considered an indication of the actual value of the shares of common stock. We do not have any influence over the price at which selling stockholders offer or sell the shares of common stock offered by this prospectus.

[	TABLE OF CONTENTS	]

DILUTION

                Our net tangible book value at June 30, 2004 was $11,092,441, or approximately $0.18 per each of the 60,028,768 shares of common stock then outstanding. Accordingly, new investors who purchase shares may suffer an immediate dilution of the difference between the purchase price per share and approximately $0.18 per share.

                As of August 5, 2004, there were outstanding warrants, options and conversion rights to purchase up to 13,505,376 shares of common stock. The existence of such options, warrants and conversion rights may hinder future equity offerings by us, and the exercise of such warrants, options and conversion rights may have an adverse effect on the prevailing market price of the shares of common stock. Furthermore, the holders of such options, warrants and conversion rights may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.

[	TABLE OF CONTENTS	]

SELLING STOCKHOLDERS

                All of the offered shares are to be sold by existing security holders. The selling security holders acquired their shares and warrants (i) in a private placement of 18,106,594 shares and 5,975,175 warrants in June 2004, (ii) in the conversion of outstanding convertible promissory notes and shares of 2003 Series A Preferred Stock in June 2004, (iii) in connection with the exchange of convertible promissory notes and a private placement of preferred stock and warrants in September 2003, (iv) in connection with the sale of hosting and colocation contracts, related computer equipment, software, licenses, and other assets in January 2003, and (v) as a commitment fee or as compensation for services provided to us.

                Of the shares of common stock offered hereby, 31,397,092 shares are currently owned by the selling stockholders and 8,843,000 shares are issuable upon the exercise of outstanding warrants to purchase our common stock.

                For purposes of this prospectus, we have assumed that the number of shares issuable upon exercise of each of the warrants is the number stated on the face thereof. The number of shares issuable upon exercise of the warrants, and available for resale hereunder, is subject to adjustment and could materially differ from the estimated amount depending on the occurrence of a stock split, consolidation stock dividend, or similar transaction resulting in an adjustment in the number of shares subject to the warrants.

                The table below sets forth, as of August 5, 2004:

●	the name of each selling stockholder;
●	certain beneficial ownership information with respect to the selling stockholders;
●	the number of shares that may be sold from time to time by each selling stockholder pursuant to this prospectus; and
●	the amount (and, if 1% or more, the percentage) of shares of common stock to be owned by each selling stockholder if all offered shares are sold.

                Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock that are issuable upon the exercise of outstanding options, warrants or other purchase rights held by a selling stockholder, to the extent exercisable before October 15, 2004, are treated as outstanding for purposes of computing each selling stockholder's ownership of outstanding shares of common stock and percentage ownership (but not the percentage ownership of other selling stockholders).

                We believe that voting and investment power with respect to shares shown as beneficially owned by selling stockholders resides with the individuals identified in the table below, with respect to entities, or in the footnotes to the table below. There can be no assurance that any of the shares offered hereby will be sold.

[	TABLE OF CONTENTS	]

	Beneficial Ownership Before Offering					Beneficial Ownership upon Completion of the Offering(1)

Beneficial Owner	Number of Shares		Percent(2)	Number of Shares Being Offered		Number of Shares	Percent(2)

Epoch Hosting Inc.	3,848,760	(3)	6.41%	3,848,760	(3)	Nil	*

Dolphin Communications Fund II, L.P.	12,362,369	(4)	19.90%	12,362,369	(4)	Nil	*

Dolphin Communications Parallel Fund II (Netherlands), L.P.	1,384,892	(5)	2.30%	1,384,892	(5)	Nil	*

Walden VC II, L.P.	12,839,221	(6)	20.38%	12,839,221	(6)	Nil	*

ThinkEquity Investment Partners IV, L.P.	986,480	(7)	1.64%	986,480	(7)	Nil	*

ThinkEquity Partners LLC	543,198	(8)	*	543,198	(8)	Nil	*

Newlight Associates II, L.P.	1,415,310	(9)	2.34%	1,415,310	(9)	Nil	*

Newlight Associates II, (BVI), L.P.	496,878	(10)	*	496,878	(10)	Nil	*

Newlight Associates II-E, L.P.	227,682	(11)	*	227,682	(11)	Nil	*

[	TABLE OF CONTENTS	]

	Beneficial Ownership Before Offering					Beneficial Ownership upon Completion of the Offering(1)

Beneficial Owner	Number of Shares		Percent(2)	Number of Shares Being Offered		Number of Shares		Percent(2)

NanoCap Fund, LP	620,563	(12)	1.03%	620,563	(12)	Nil		*

NanoCap Qualified Fund, LP	449,372	(13)	*	449,372	(13)	Nil

RS Orphan Fund, LP	1,069,936	(14)	1.78%	1,069,936	(14)	Nil		*

Michael F. Linos	1,533,321	(15)	2.54%	1,449,985	(16)	83,336	(17)	*

Mark Belzowski	256,784	(18)	*	256,784	(18)	Nil		*

Arturo Sida	336,964	(19)	*	180,712	(20)	156,252	(21)	*

David R. Williams	1,206,108	(22)	1.99%	196,868	(23)	1,009,240	(24)	1.67%

Philip N. Kaplan and Stacy J. Kaplan	4,105,273	(25)	6.83%	254,433	(25)	3,850,840		6.41%

Stephen James Smith	1,102,298	(26)	1.82%	127,216	(27)	975,082	(28)	1.61%

[	TABLE OF CONTENTS	]

	Beneficial Ownership Before Offering					Beneficial Ownership upon Completion of the Offering(1)

Beneficial Owner	Number of Shares		Percent(2)	Number of Shares Being Offered		Number of Shares		Percent(2)

Kevin D. Herzog and Elizabeth D. Herzog	1,246,908	(29)	2.06%	254,433	(30)	992,475	(31)	1.64%

Brookstreet Securities Corporation	212,500	(32)	*	212,500	(32)	Nil		*

Gary Madrid	637,500	(33)	1.05%	637,500	(33)	Nil		*

The Seidler Companies Incorporated	425,000	(34)	*	425,000	(34)	Nil		*

All Selling Stockholders as a Group	47,307,317		67.18%	40,240,092		7,067,225		10.04%

_____________________

*	Represents less than 1% of the outstanding shares of common stock.
(1)	Assuming the sale by each selling stockholder of all of the shares offered hereunder by such selling stockholder. There can be no assurance that any of the shares offered hereby will be sold.
(2)

The percentages set forth above have been computed assuming the number of shares of common stock outstanding equals the sum of (a) 60,028,768, which is the number of shares of common stock actually outstanding on August 5, 2004, and (b) shares of common stock subject to warrants, options and similar securities exercisable to purchase common stock within 60 days of such date by the selling stockholder with respect to which such percentage is calculated.

(3)	Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Richard Brekka.
(4)

Includes 2,102,476 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Richard Brekka.

[	TABLE OF CONTENTS	]

(5)

Includes 235,696 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Richard Brekka.

(6)

Includes 2,962,897 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Arthur Berliner, Steven Eskenazi, Lawrence Marcus, Matthew Miller and Philip Sanderson.

(7)

Includes 227,649 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Robert Schooler, managing member of the manager of the selling stockholder.

(8)

Includes 543,198 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Robert Schooler, managing member of the manager of the selling stockholder.

(9)

Includes 326,610 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Robert Raucci and Robert Brill.

(10)

Includes 114,664 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Robert Raucci and Robert Brill.

(11)

Includes 52,542 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Robert Raucci and Robert Brill.

(12)

Includes 143,207 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Brad Stephens and Bart Stephens.

(13)

Includes 103,701 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Brad Stephens and Bart Stephens.

(14)

Includes 246,908 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Paul H. Stephens, general partner of the investment adviser for the selling stockholder.

(15)	Includes 349,754 shares of common stock issuable by us upon the exercise of warrants and options held by the selling stockholder.
(16)	Includes 266,418 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder.
(17)	Represents 83,336 shares of common stock issuable by us upon the exercise of options held by the selling stockholder.
(18)	Includes 59,258 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder.
(19)	Includes 189,430 shares of common stock issuable by us upon the exercise of warrants and options held by the selling stockholder.
(20)	Includes 33,178 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder.
(21)	Represents 135,419 shares of common stock issuable by us upon the exercise of options held by the selling stockholder.
(22)	Includes 485,727 shares of common stock issuable by us upon the exercise of warrants and options held by the selling stockholder.
(23)	Includes 45,431 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder.
(24)	Includes 440,296 shares of common stock issuable by us upon the exercise of options held by the selling stockholder.
(25)	Includes 41,667 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder.
(26)

Includes 417,826 shares of common stock issuable by us upon the exercise of warrants and options held by the selling stockholder. Represents shares held by the Stephen James Smith Trust Dated October 24, 2002 for this the selling stockholder is the trustee.

[	TABLE OF CONTENTS	]

(27)	Includes 20,833 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder.
(28)	Includes 396,993 shares of common stock issuable by us upon the exercise of options held by the selling stockholder.
(29)	Includes 509,624 shares of common stock issuable by us upon the exercise of warrants and options held by the selling stockholder.
(30)	Includes 41,667 shares of common stock issuable by us upon the exercise of warrants held by the selling stockholder.
(31)	Includes 467,957 shares of common stock issuable by us upon the exercise of options held by the selling stockholder.
(32)

Includes 212,500 shares of common stock issuable by us upon the exercise of warrants held by Brookstreet Securities Corporation, whose investment decisions are made by Stanley C. Brooks, president of Brookstreet Securities Corporation.

(33)	Includes 637,500 shares of common stock issuable by us upon the exercise of warrants held by Gary Madrid.
(34)

Includes 425,000 shares of common stock issuable by us upon exercise of warrants held by The Seidler Companies Incorporated pursuant to an agreement in which The Seidler Companies Incorporated provided services to the company in exchange for warrants and cash. We are evaluating a cause of action against The Seidler Companies Incorporated that may, if successful, result in the cancellation of some or all of such warrants. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by Peter Marcil.

Private Placement of Shares and Warrants

                All of the offered shares are to be sold by persons who are existing security holders. The selling stockholders acquired their shares and warrants in the private placements described below.

June 2004 Private Placement

                On June 16, 2004, we closed the sale in a private placement of an aggregate of 18,106,594 shares of common stock and 5,975,175 warrants to purchase common stock for an aggregate purchase price of $11.0 million, or $0.6075135 per unit of one share and .3 warrant, with nine private investment funds and four executive officers. The warrants have an exercise price of $0.6075135 per share and expire on June 16, 2009. Each warrant also includes a call provision requiring the holder to exercise the warrant within 10 days of the date, after December 16, 2004, that the closing sales price of the common stock on the principal U.S. trading market for the common stock has equaled or exceeded $1.50 per share (as adjusted for stock splits and dividends, reverse stock splits and the like) for 10 consecutive trading days. The investor warrants also include standard antidilution provisions pursuant to which the exercise price and number of shares issuable thereunder are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction.

                ThinkEquity Partners LLC acted as placement agent for the private placement. In exchange for its services, ThinkEquity received cash equal to 7% of the aggregate purchase price and warrants to purchase 543,198 shares of common stock at an exercise price of $0.80 per share at any time before June 16, 2009. The placement agent warrants include a net exercise provision, one-time demand registration rights and piggyback registration rights. The placement agent warrants also include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction.

                The shares that may be offered pursuant to this prospectus include all shares of common stock, and the shares of common stock issuable upon the exercise of all warrants, issued to investors or the placement agent in the above-described private placement. In connection with the offer and sale of such securities to the selling stockholders, we agreed to register the resale of included shares of common stock under the Securities Act.

[	TABLE OF CONTENTS	]

June 2004 Conversion Transaction

                On June 16, 2004, simultaneous with the closing of the private placement described above, we closed a conversion transaction with the holders of our outstanding shares of 2003 Series A Preferred Stock and the holders of the $1.1 million in Amended and Restated Convertible Promissory Notes (the "Convertible Notes"). In the transaction, Dolphin Communications Fund II, L.P. and Dolphin Communications Parallel Fund II (Netherlands), L.P. (collectively "Dolphin"), the holders of the Convertible Notes, agreed to voluntarily convert the Convertible Notes into common stock at the conversion rate set forth therein in exchange for our agreement to pay in cash all interest on the Convertible Notes that has accrued or would have accrued through September 30, 2004 and a conversion premium equal to 14% of the outstanding principal and accrued interest under the Convertible Notes. Dolphin was issued an aggregate of 5,516,411 shares of common stock and paid an aggregate of $267,131 in connection with the conversion.

                As part of the same transaction, Dolphin and the other holders of 2003 Series A Preferred Stock agreed to voluntarily convert all outstanding shares of 2003 Series A Preferred Stock into common stock at the conversion rate set forth in the governing certificate of designation in exchange for our agreement to pay in cash all dividends that have accrued or would have accrued through September 30, 2004 with respect to the 2003 Series A Preferred Stock and a conversion premium equal to 4% of the outstanding liquidation value of the 2003 Series A Preferred Stock. The holders of the 2003 Series A Preferred Stock were issued an aggregate of 3,829,788 shares of common stock and paid an aggregate of $101,061 in connection with the conversion.

                The shares that may be offered pursuant to this prospectus include the 5,516,411 shares of common stock issued to Dolphin in the conversion transaction with respect to the Convertible Notes and the 3,829,788 shares of common stock issued to Dolphin and certain executive officers in connection with the 2003 Series A Preferred Stock. In connection with the initial issuance of the Convertible Notes and 2003 Series A Preferred Stock, we granted the holders thereof piggyback registration rights, which were triggered by the June 2004 private placement.

September 2003 Securities Exchange and Purchase Transaction

                On September 30, 2003, we closed an exchange and purchase transaction with Dolphin and five of our executive officers. In the transaction, we issued the Convertible Notes in exchange for cancellation of existing notes of an identical principal amount and termination of various restrictive covenants, and we issued 900 shares of 2003 Series A Preferred Stock and warrants in exchange for $900,000 in cash. The warrants issued to the purchasers of the 2003 Series A Preferred Stock, as subsequently amended, permit the holders to purchase an aggregate of 750,000 shares of common stock at an exercise price of $0.30 per share at any time on or before September 30, 2006. As part of the transaction, we also amended and restated warrants previously issued to Dolphin in connection with the cancelled notes, which amended and restated warrants, as subsequently amended, permit Dolphin to acquire an aggregate of 842,825 shares of common stock at any time before September 30, 2006 at an exercise price of $0.30 per share.

                The shares that may be offered pursuant to this prospectus include shares of common stock issuable upon the exercise of the amended and restated warrants issued to Dolphin and the warrants issued to the former holders of the 2003 Series A Preferred Stock. In connection with the exchange and purchase transaction, we granted the holders thereof piggyback registration rights, which were triggered by the June 2004 private placement.

[	TABLE OF CONTENTS	]

Epoch Asset Purchase

                In January 2003, though a wholly-owned subsidiary, we acquired certain hosting and colocation contracts, related computer equipment, software and licenses, a leasehold interest in a Los Angeles data center and a certificate of deposit for $300,000 from Epoch Networks, Inc. and Epoch Hosting, Inc. ("Epoch") in exchange for $200,000 in cash and 3,848,760 shares of common stock. Epoch is controlled by affiliates of Dolphin.

                The shares that may be offered pursuant to this prospectus include the shares of common stock issued to Epoch in such transaction. In exchange for Dolphin's termination of certain restrictive covenants in connection with the September 2003 securities exchange and purchase transaction, we granted the holders of the shares issued to Epoch piggyback registration rights, which were triggered by the June 2004 private placement.

Warrants Issued for Services and as a Commitment Fee

                In connection with the merger by which VitalStream, Inc. became our wholly-owned subsidiary on April 23, 2002, Brookstreet Securities Corporation, through its representative Gary Madrid, provided consulting and finder services to VitalStream, Inc. As compensation for such services and additional services Brookstreet and Mr. Madrid have been required to provide under their agreements with us, we issued to Brookstreet a warrant to purchase 212,500 shares of common stock and issued to Mr. Madrid a warrant to purchase 637,500 shares of common stock. Each of the warrants has an exercise price of $0.50 per share and, as amended, expires on April 23, 2005. The shares that may be offered pursuant to this prospectus include the shares of common stock issuable upon the exercise of the warrants issued to Brookstreet and Mr. Madrid. In connection with the issuance of the warrants and subsequent agreements, we granted to Brookstreet and Mr. Madrid piggyback registration rights, which were triggered by the June 2004 private placement.

                In January, 2003, simultaneous with the closing of the Epoch Asset Purchase described above, the Company consummated the transaction contemplated by an Amended and Restated Note and Warrant Purchase Agreement with Dolphin, in which we issued to Dolphin $1.1 million in convertible promissory notes and warrants to purchase common stock in exchange for a $1.1 million investment. (Such convertible promissory notes and warrants were exchanged for the Convertible Notes in the September 2003 Securities Exchange and Purchase Transaction described above). As consideration for the commitment of Dolphin to provide such financing, we issued to such entities, as a commitment fee, an aggregate of 95,539 shares of common stock.

                On May 6, 2002, we entered into an engagement agreement with The Seidler Companies Incorporated, under which Seidler was to provide financial advisory and placement agent services to us. The engagement agreement required the Company to issue Seidler, as a retainer, a warrant to purchase 25,000 shares of common stock at an exercise price of $.45 per share at any time on or before May 7, 2007. On January 9, 2003, we and Seidler amended the engagement agreement in order to resolve a dispute between Seidler and us regarding our obligation to issue additional warrants to purchase common stock to Seidler in connection with the Epoch Asset Purchase described above, and issued Seidler two additional warrants, one to purchase 200,000 shares of common stock at $.35 per share at any time on or before January 16, 2008 and the other to purchase 200,000 shares of common stock of the Company at an exercise price of $.26 per share at any time on or before January 16, 2008.

                The shares that may be offered pursuant to this prospectus include the shares of common stock issuable upon the exercise of all of the above-described warrants issued to Brookstreet, Gary Madrid and Seidler and the shares of common stock issued as a commitment fee. In connection with each such transaction, we granted the holders piggyback registration rights, which were triggered by the June 2004 private placement.

[	TABLE OF CONTENTS	]

Relationships with VitalStream Holdings

                Philip N. Kaplan is the Chief Operating Officer, Michael F. Linos is the Vice President of Sales, Steve Smith is the Chief Technical Officer, Mark Belzowski is the Chief Financial Officer, Arturo Sida is Vice President and General Counsel, and David R. Williams is the Vice President of Operations of VitalStream Holdings. Salvatore Tirabassi, an affiliate of Dolphin, serves on our board of directors, and Phil Sanderson, an affiliate of WaldenVC II, L.P., serves on our board of directors.

Broker-Dealers

                We have inquired of the selling stockholders whether they are broker-dealers or affiliates of broker-dealers. The following selling stockholders indicated to us that they are broker-dealers, or affiliates thereof:

●	ThinkEquity Partners LLC, a registered broker-dealer, and its affiliate ThinkEquity Investment Partners IV, L.P.;
●	Brookstreet Street Securities Corporation, a registered broker-dealer, and its affiliate Gary Madrid; and
●	The Seidler Companies Incorporated, a registered broker-dealer.

Each of the above selling stockholders represented to us that he or it acquired or is acquiring the shares of common stock that may be offered pursuant to this prospectus, and any shares of common stock issuable upon the exercise of related warrants, for investment purposes and not in the ordinary course of business or subject to any agreements or understandings, directly or indirectly, with any person to distribute the securities.

[	TABLE OF CONTENTS	]

PLAN OF DISTRIBUTION

General

                The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

                The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
●	a combination of any such methods of sale; and
●	any other method permitted pursuant to applicable law.

                The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders may also transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

[	TABLE OF CONTENTS	]

                The selling stockholders may also sell shares by means of short sales to the extent permitted by United States securities laws. Short sales involve the sale by a selling shareholder, usually with a future delivery date, of shares of common stock that the seller does not own. Covered short sales are sales made in an amount not greater than the number of shares subject to the short seller's warrant, exchange right or other right to acquire shares of common stock. A selling shareholder may close out any covered short position by either exercising its warrants or exchange rights to acquire shares of common stock or purchasing shares in the open market. In determining the source of shares to close out the covered short position, a selling shareholder will likely consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which it may purchase shares of common stock pursuant to its warrants or exchange rights.

                Naked short sales are any sales in excess of the number of shares subject to the short seller's warrant, exchange right or other right to acquire shares of common stock. A selling shareholder must close out any naked position by purchasing shares. A naked short position is more likely to be created if a selling shareholder is concerned that there may be downward pressure on the price of the shares of common stock in the open market.

                The existence of a significant number of short sales generally causes the price of the shares of common stock to decline, in part because it indicates that a number of market participants are taking a position that will be profitable only if the price of the shares of common stock declines. Purchases to cover naked short sales may, however, increase the demand for the shares of common stock and have the effect of raising or maintaining the price of the shares of common stock.

                The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

                The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

                The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

                To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

[	TABLE OF CONTENTS	]

Expenses, Indemnification and Registration Obligations

                We are paying the expenses incurred in connection with preparing and filing this prospectus and the registration statement to which it relates, other than selling commissions. We have not retained any underwriter, broker or dealer to facilitate the offer or sale of the shares offered hereby. We will pay no underwriting commissions or discounts in connection therewith.

                We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus. The selling stockholders may indemnify any broker-dealers that participate in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

                We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (ii) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Passive Market Making

                We have advised the selling stockholders that while they are engaged in a distribution of the shares offered pursuant to this prospectus, they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliate purchasers and any broker-dealers or other persons who participate in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is subject to the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. We do not intend to engage in any passive market making or stabilization transactions during the course of the distribution described in this prospectus. All of the foregoing may affect the marketability of the shares offered pursuant to this prospectus.

Limitations

                We have advised the selling stockholders that, to the extent necessary to comply with governing state securities laws, the offered securities should be offered and sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, we have advised the selling stockholders that the offered securities may not be offered or sold in any state unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available with respect to such offers or sales.

[	TABLE OF CONTENTS	]

DESCRIPTION OF OUR CAPITAL STOCK

General

                Our authorized capital stock consists of 290,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value.

                The rights of our stockholders are governed by our charter documents and, as a Nevada corporation, the Nevada Private Corporations Law, Nevada Revised Statutes Section 78 et seq. However, under Section 2115(a) of the California Corporations Code, we became subject to various sections of the California Corporations Code on January 1, 2004 and will continue to be subject to such conditions until the year after fewer than one-half of our outstanding voting securities (held by other than nominee holders) are held by persons located in California. VitalStream Holdings is unable to predict when or if this will occur in the future.

Our Common Stock

                As of August 5, 2004, 60,028,768 shares of VitalStream Holdings common stock were outstanding, held of record by approximately 420 stockholders and beneficially owned by an estimated 7,600 stockholders. As of August 5, 2004, no shares of preferred stock were outstanding.

                Holders of our common stock are entitled to receive any dividends properly declared by our board of directors. Holders of our common stock are entitled to one vote per share on all matters on which the holders of our common stock are entitled to vote. Holders of our common stock do not have any cumulative voting rights. However, so long as and at any time VitalStream Holdings is deemed to be a "quasi-California" corporation pursuant to California Corporations Code Section 2115(a), Section 2115(b) of the California Corporations Code will give VitalStream Holdings stockholders the right to cumulatively vote their shares for the election of directors if one stockholder has given notice at the meeting before voting of the stockholder's intent to cumulate the stockholder's vote.

                Our board of directors is classified into three classes, Class I, Class II and Class III, with each class as nearly equal in number as possible. Our board of directors has fixed the number of directors of the Company at seven, three of whom are members of Class I, two of whom are members of Class II, and two of whom are members of Class III. Each class serves three years or until their successors are elected. The terms of the Class I directors, Messrs. Paul Summers, Raymond L. Ocampo Jr. and Philip Sanderson, will expire in 2007; the terms of the Class II directors, Messrs. Charles Lyons and Salvatore Tirabassi, will expire in 2005, and the terms of the Class III directors, Messrs. Philip N. Kaplan and Leonard Wanger, will expire in 2006, each as of the date of the annual meeting in such year. Because our board of directors is classified, in general, stockholders will have the opportunity to replace only two or three of our directors at each annual meeting.

                Holders of our common stock have no preemptive, conversion, redemption or sinking fund rights. If we are liquidated, dissolved or wound up, holders of our common stock are entitled to share equally and ratably our remaining assets after

●	the payment of all our liabilities; and
●	the liquidation preference of any outstanding class or series of our preferred stock.

[	TABLE OF CONTENTS	]

The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of our common stock are subject to any series of our preferred stock that we may issue in the future, as described below.

Our Preferred Stock

                Our board of directors has the authority to issue preferred stock in one or more series and to fix the number, designation, power, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of any series of preferred stock, including, without limitation, the following, without any further vote or action by our stockholders:

●

the distinctive designation of, and the number of shares of preferred stock that shall constitute the series, which number may be increased (except as otherwise fixed by the board of directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the board of directors;

●

the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series shall be paid, the extent of preferences or relation, if any, of such dividends to the dividends payable on any other class or classes of our stock, or on any series of preferred stock or of any other class or classes of our stock, and whether such dividends shall be cumulative or non-cumulative;

●

the right, if any, of the holders of shares of the series to convert the same into, or exchange the same for, shares of any other class or classes of our stock, or of any series of preferred stock or of any other class or classes of our stock, and the terms and conditions of such conversion of exchange;

●

whether shares of the series shall be subject to redemption, and the redemption price or prices including, without limitation, a redemption price or prices payable in shares of the common stock and the time or times at which, and the terms and conditions upon which, shares of the series may be redeemed;

●	the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of the company;
●	the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and
●

the voting power, if any, of the holders of shares of the series that may, without limiting the generality of the foregoing, include the right to more or less than one vote per share of any or all matters voted upon by the stockholders and the right to vote, as a series by itself or together with other series of preferred stock as a class, upon such matters, under such circumstances and upon such conditions as the board of directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of preferred stock or together with all series of preferred stock as a class, to elect one or more of our directors in the event there shall have been a default in the payment of dividends on any one or more series of preferred stock or under such other circumstances and upon such condition as the board of directors may determine.

[	TABLE OF CONTENTS	]

                The issuance of preferred stock by our board of directors could adversely affect the rights of holders of our common stock. The potential issuance of our preferred stock may:

●	have the effect of delaying or preventing a change in control of the company;
●	discourage bids for our common stock at a premium over the market price of our common stock; and
●	adversely affect the market price of, and the voting, dividend, liquidation and other rights of the holders of our common stock.

Change of Control Provisions

                We are subject to the Nevada Corporate Code, which includes a section entitled "Combinations with Interested Stockholders" that governs business combinations between corporations and interested stockholders. This section generally provides that if a person or entity acquires 10% or more of the outstanding voting stock of a Nevada corporation, the Nevada corporation and the person or entity, or any affiliated entity of the person or entity, may not engage in specified business combination transactions for three years following the date the person became a 10% or greater stockholder. Business combination transactions for this purpose include:

●	a merger or plan of share exchange;
●

any sale, lease, mortgage or other disposition of assets of the corporation having a market value equal to the market value of 5% of the assets of the corporation, 5% of the outstanding shares of the corporation or 10% of the earning power of the corporation;

●

specified transactions that result in the issuance or transfer of capital stock with a market value equal to 5% of the aggregate market value of all outstanding shares of capital stock of the corporation to the 10% or greater stockholder or an affiliate; and

●	certain other transactions that have the effect of increasing the proportion of the outstanding shares of any class or series of voting shares owned by the 10% or greater stockholder.

                These restrictions do not apply if the board of directors approves the business combination or the transaction that resulted in the stockholder becoming a 10% or greater stockholder before the stockholder acquires 10% or more of the corporation's voting stock. There are also certain exceptions to these restrictions that apply if specified criteria suggesting the fairness of a combination are satisfied.

                The "Combinations with Interested Stockholders" sections of the Nevada Corporate Code also contain limitations on transactions entered into with the 10% or greater stockholder after the expiration of the three-year period following the date the person became a 10% or greater stockholder.

[	TABLE OF CONTENTS	]

EXPERTS AND LEGAL MATTERS

                The consolidated financial statements of VitalStream Holdings, Inc. and subsidiaries included in this prospectus for the year ended December 31, 2003 have been audited by Rose, Snyder & Jacobs, independent auditors, as stated in their report, which is included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                Certain legal matters related to the shares being offered hereby are being passed upon for us by Stoel Rives LLP, Salt Lake City, Utah.

[	TABLE OF CONTENTS	]

INFORMATION ABOUT OUR COMPANY

This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Persons considering purchasing shares of our common stock are cautioned that our actual results will differ (and may differ significantly) from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those factors discussed herein under "Risk Factors" beginning on page 5 and elsewhere in this prospectus. You are also encouraged to review our other filings with the SEC describing other factors that may affect our future results.

Overview

                VitalStream Holdings, Inc. provides products and services that allow companies to broadcast video, audio and other related digital media over the Internet. Specifically, we provide content delivery network services such as streaming, hosting, and related products and services that allow clients to outsource their digital broadcasting needs. Streaming is an efficient method of broadcasting video, audio and other media over the Internet. Hosting is the business of storing and serving computer files for Web sites, and providing a high-speed connection to the Internet. We offer hosting services that are accompanied by extensive support services, which we refer collectively to as managed services. We provide streaming, hosting, and other related services to companies in a variety of industries; however, we focus our marketing efforts toward media and entertainment companies, advertising agencies, radio stations, Internet gaming companies, companies needing online training or webcasting, and other businesses that create and have a need to electronically distribute their digital media.

                We believe that as a result of recent advances in streaming technology and anticipated growth in the number of people using broadband Internet connections, the Internet will become a widely used medium for distributing and receiving audio and video content. Consumer applications for streaming include movies and movie trailers; music samples; interactive television; news clips; online video games; pay-per-view music; theater; sports and other events. Business applications center on communications to customers, employees, and partners over the Internet or through the use of Intranets, including employee training, sales calls, delivery of rich media advertising messages, product launches, press and other video conferencing, and presentations.

                We are uniquely positioned as a rich media integrator Internet content delivery network, which according to Giga Research in a February 2004 report "is the third segment of Internet content delivery networks (others being IP-transport Internet content delivery networks and Middleware Internet content delivery networks respectively), pioneered by us, addressing a concern frequently cited by companies regarding deploying streaming media solutions on the Internet: It is comparatively difficult to manage the whole production and deployment process because it involves a number of departments inside the corporation as well as the Internet content delivery network provider. VitalStream offers a service that brings together all of the hardware, software and services necessary to enable customers to deliver rich media content solutions in an integrated fashion."

            One of our primary technologies is MediaConsole(R). MediaConsole allows our customers to stream audio and video content to listeners and viewers without requiring the content to be fully downloaded before listening or viewing. It also allows our customers to manage their media, by video clip or media package. Our customers are able to determine when content will be available for broadcast over the Internet, insert advertising into the content and charge listeners and viewers via numerous business rules, including pay-per-view. MediaConsole(R) real-time reporting enables customers to better understand the behavior (viewing or listening habits) of their audience and view reports by domain, media package and individual file.

[	TABLE OF CONTENTS	]

Target Markets

                Numerous companies use the Internet to broadcast content to a geographically dispersed audience. These companies need sophisticated Internet digital media delivery solutions. The conversion of audio and video content into a streaming media format that can be distributed electronically is a technologically and artistically complex process. Selecting the equipment, the software and the distribution model appropriate for certain streaming applications requires technical expertise that most content owners do not have. In addition, constructing and maintaining the server network infrastructure and the broadband connectivity to the Internet on a stand-alone basis is costly and may distract the content owner from its core business. Our business is to provide these customers with an end-to-end solution.

                Many businesses could use our streaming, managed services and hosting products and services. The market for content delivery services, and specifically streaming, is growing rapidly, and numerous companies are using streaming technology for everything from in-house training to online rich media advertising to international product demonstrations and worldwide distribution of movie trailers and branded products.

                Although the potential market for our services is broad, we currently focus our marketing efforts on industries for which industry analysts anticipate growth in the use of the content delivery services we provide. These industries include the following:

Video and Entertainment

                Video and entertainment companies include, but are not limited to, movie studios, filmmakers, news broadcasters, talk shows, and sports broadcasters. We help these companies encode and broadcast movie trailers, full-length films, pay-per-view movies, news clips and live broadcasts. Our MediaConsole(R) technology permits our customers to track the number of their viewers, to manage their customer subscriptions and to track their pay-per-view fees.

                According to July 2003 research conducted by Arbitron/Edison Media Research, from January 2000 to early 2003, an average of 8% of all Americans had watched some form of Internet video in the previous month. By July 2003, the monthly Internet video audience grew to 12% of all Americans. Movie trailers and music videos were the most watched types of online video programming. According to a February 2004 report published by Accustream Research, total video streams viewed in 2003 were 7.87 billion. Of the video streams, music videos captured 33% viewing share, followed by news at 28% and sports at 17%.

Online Advertising, Advertising Agencies and Rich Media

                Rich media advertising is online advertising technologically enhanced with movement, sound or video. Traditional print and television advertising is expensive and targets broad demographic groups. Online advertising can be more cost effective and has the ability to narrowly target an audience or have a broad reach. Unlike print and television advertising, rich media can deliver instant, detailed feedback, ranging from how many seconds PC users spent viewing an ad, what they clicked to next and how many unique visitors viewed the ad. Rich media can also provide a call to action, getting users to submit demographic data in real time, by completing a form or making an online purchase.

                As more companies incorporate online advertising into their media plans, advertising agencies will need to offer a complete solution to their clients. Agencies will need a reliable content delivery network partner to stream the rich media ads over the Internet. VitalStream can provide the necessary products and services to help advertising agencies broadcast the rich media ads they create to their clients' audience.

[	TABLE OF CONTENTS	]

                According to a new report by PricewaterhouseCoopers LLP published in July 2004, Internet advertising will more than double its market share to a projected $11.4 billion in 2008. PricewaterhouseCoopers stated that $6 billion was spent on Internet advertising in 2002; $7.2 billion was projected in 2003, and $8.3 billion is forecast for 2004. The report further stated that rich media advertising is growing, from annual revenues of $200 million in 2002 to $600 million in 2003. A similar study by eMarketer estimated that United States online advertising will reach $8.6 billion in 2005 and $9.9 billion in 2007.

                According to a report from Jupiter Research in September 2003, rich media specifically will account for 11% of online ad spending in 2004, with streaming making up 4%. In 2005, rich media is projected to represent 15% of online ad spending, with streaming making up 6%.

                DoubleClick reported in February 2004 that rich media accounted for nearly 40% of all Internet ads served in Q4 2003, up 60% from Q4 2002 and confirmed that rich media continues to display stronger conversion rates than non-rich media. It also generates higher rates of post-impression activity per impression (1.11% vs. .54% for nonrich media) and post impression sales per those activities (2.30% vs. 1.47% for nonrich media).

Music and Radio

                Radio stations use streaming technology to expand the reach of their broadcasts. By streaming their programming over the Internet, they make it available to a wider audience. This allows stations to provide sponsors and advertisers access to demographics unreachable by conventional broadcast signals. In addition, musicians, record companies and online music retailers use streaming technology to permit potential customers to listen to short samples of their music before purchasing a song or CD.

                The use of the Internet for radio listening and other music streaming appears to be growing. According to research as of July 2003 reported by Arbitron/Edison Media Research, four in 10 Americans have listened to Internet radio, and listening to radio stations online has increased 500% in five years. In 1998, only 6% of Americans had ever listened to online rebroadcasts of over-the-air radio programs. As of July 2003, 33% had listened to online rebroadcasts of radio programs.

                Other types of music streaming include the use of paid online music services, which usually feature streamed music samples. According to comScore Media Metrix this form of music is growing, while the use of peer-to-peer file share is decreasing. For example, in November 2003, 3.2 million Americans visited Napster.com, which re-launched as a paid online music service in late October 2003. Apple's iTunes, which expanded to serve Windows-based PC users in mid-October 2003, drew 2.7 million such visitors in November 2003. By contrast, comScore found that usage of each of the four peer-to-peer file applications sampled - KaZaa, WinMX, BearShare and Grokster - all decreased in visitors in November 2003 versus November 2002.

Internet Gaming

                Internet gaming companies develop or sell various types of video games. Using streaming technology, players of online video games can interact with other players over the Internet and download new scenes and levels. Gaming over the Internet is becoming increasing popular and gaming companies are putting significant resources into developing and selling Internet games.

                According to a Juniper Networks report published in December 2003, over 145 million people in America play interactive games on a regular basis. Projections for the online gaming community generally forecast positive growth, but vary as to the rate of growth. Analysis from a January 2003 Jupiter Research report estimates that online PC game subscriptions were $600.7 million in 2003, and projects that subscriptions will grow to more than $1.513 billion by 2006.

[	TABLE OF CONTENTS	]

                Nielsen//NetRatings published a report in May 2004 stating that more time was spent on online games than sports sites and news sites. More than 46 million, or nearly one in three online Americans, visited online game sites during May 2004.

Education

                Educational institutions include universities, community colleges, and other educational organizations. Most of these institutions are equipped with broadband connections and have Internet savvy students. By using streaming technology, these institutions can broadcast prerecorded audio and video or broadcast live lectures, allowing students to take courses at their convenience.

Other Businesses That Broadcast Digital Media

                Companies are increasingly using electronic communications to operate faster and more efficiently. Companies can reduce travel costs by using streaming technology to hold meetings and to deliver internal communications. Additional uses of streaming in the business context include online advertising, trade shows, press conferences, employee training and product demonstrations.

Products and Services

General

                We focus on providing customized products and services allowing companies to tailor the way they encode, broadcast, manage, and track the content they are delivering over the Internet. Our key products and services are as follows:

MediaConsole(R)

                Our proprietary streaming and Website management software is called MediaConsole(R). MediaConsole(R) allows our customers to continuously broadcast audio and video content to listeners and viewers without requiring the content to be downloaded before listening or viewing. MediaConsole allows our customers to:

●	charge listeners and viewers using numerous business rules;
●	view detailed audience reports in near real-time;
●	set when content will be available for broadcast over the Internet;
●	insert advertising and branding into the content;
●	use Web pages that surround movies with custom graphics and advertisements to attract and interact with prospective audience members; and
●	use "point-and-click" features to manage the streaming process.

A customer using MediaConsole can request a number of additional features without needing to contact our customer service representatives. This automation allows us to minimize personnel costs. Customers typically commit to a monthly fee for streaming services, based on the volume and complexity of their specific solution. Customers using both our streaming and our hosting services can use MediaConsole to perform Web site management tasks such as traffic reporting, e-mail account setup, e-mail forwarding, and Web-based e-mail access.

[	TABLE OF CONTENTS	]

Flash Video Streaming Service Powered by VitalStream

                Powered by Macromedia(R) FlashTM Communication Server MX and built on the VitalStream content delivery network, the Macromedia Flash Video Streaming Service (FVSS) powered by VitalStream is the quickest and easiest way to deploy live and on demand Flash video on a high-performance, reliable network.

                This new way of delivering video is fast, easy and reliable, giving our customers the opportunity to use their existing Macromedia Flash environment, streamlining their workflow. FVSS offers sophisticated tracking and reporting capabilities and permits the user to upload files to our streaming network without having to set up and maintain video servers. With the VitalStream high-performance network, built-in load balancing ensures the clients' videos will scale to accommodate the heaviest traffic. Additionally, the geographically dispersed deployment and full redundancy ensures the video streams will always be available.

Managed Hosting Services

                Hosting is the storing and serving of computer files for Internet delivery. We provide server hardware, bandwidth and continuous system administration, including server and network monitoring, reporting, ongoing maintenance, security and backup. We charge a fixed monthly fee for standard hosting services.

                Our hosting customers provide and manage their application software on our network. We provide and maintain the server hardware, operating system, rack space, power and bandwidth. We also offer the following optional services for an additional fee:

●	software installation;
●	hardware upgrades;
●	email accounts;
●	MySQL and Microsoft SQL database hosting;
●	managed firewall services;
●	server clustering;
●	load balancing; and
●	data protection services.

We control customers' access via password, set the operating parameters of their servers, and perform upgrades to their hardware and operating system software configurations as required by the customers or security protocol. This allows our customers to focus on developing their content while we provide the appropriate hardware, operating systems and technical expertise to manage the overall solution. We deliver our services using the Linux and the Microsoft Windows Server 2000 and 2003 platforms.

Colocation Services

                Colocation is the business of providing secure space and an Internet connection for customers to maintain their own servers and other related equipment. We provide limited colocation services to customers wanting to run their servers in one of our data centers in order to take advantage of our network infrastructure. Colocation customers choose to purchase or rent their servers and switching hardware from us or from a supplier. Colocation customers monitor and control their own servers. We provide rack or cabinet space, telco-grade connections to the Internet, an IP address, network cabling, a power source, reporting and other related services. For an additional fee, we also offer our colocation customers the following services:

[	TABLE OF CONTENTS	]

●	statistical Web site reporting using WebTrends Enterprise;
●	software installation;
●	hardware upgrades;
●	system backup;
●	operating system patch upgrade and service packs; and
●	website performance monitoring.

By providing colocation services, we can leverage economies of scale, allowing us to offer a high quality of service for a reasonable fee.

Our Content Delivery Network

                Our network incorporates high-performance equipment, robust connections to multiple tier-1 providers and geographic diversity. The network is comprised of multiple data centers containing distributed server clusters.

                We have two data centers: one in Los Angeles, California, and one in Irvine, California. We also colocate servers at a secure data center in Ashburn, Virginia.

                Our Los Angeles data center is near Hollywood, California, in a 14,000 square foot space, originally built for a bank. Our security and environmental systems in Los Angeles include multi-layer identity control procedures, armed security staff and closed circuit video surveillance systems. Power at the Los Angeles facility is supplied by multiple 34,800-volt lines with a capacity of 31,000 amps, and four 750 KVA, 4,000 amp, UPS backup power modules that prevent power interruptions. For long-term power backup, the Los Angeles facility has five emergency generators with the capacity to generate a total of 5,650 KW, enough power to supply a city of 20,000 people. The Los Angeles facility has five centrifugal chillers with a total capacity of 4,000 tons that supply chilled water to an HVAC system.

                Our Irvine data center also features a climate-controlled segregated data room with static-free flooring that is monitored through an automated system 24 hours a day, seven days a week. Additional features include an industrial and dedicated air conditioning system, segregated internal-use and customer-use networks (each protected with its own redundant set of firewalls), an FM200 waterless fire suppression system (water is also used in the event of a major fire), fingerprint-based security access control systems protecting the entire facility, security cameras that log all access attempts, and proactive anti-hacker "network sniffing" security devices. Regular backups, including periodic off-site storage, are standard for web hosting and managed server clients, as are the routine, timely installation of security and operating system patches and service packs. In the event of a power failure, an enterprise-level uninterruptible power supply keeps the power running continuously. Additionally, we have a diesel generator available that can supply up to approximately 40 hours of runtime, before refueling.

                Both data centers maintain multiple connections to multiple tier-1 backbone providers. This multi-homed network helps minimize exposure at congested peers. Our close proximity to other backbone providers ensures that we can quickly add bandwidth when needed. Our network infrastructure uses hardware from leading brands such as Cisco Systems, Extreme Networks, Nortel Networks, RouteScience and IBM. Distributed clustering technology for streaming and hosting services allows us to scale the network based on customer demand.

[	TABLE OF CONTENTS	]

                Our network is protected by advanced security systems. We use firewalls, proxies, and private networking to protect critical systems from intruders. We actively monitor our network for security vulnerabilities and malicious activity and employ a staff of security experts to respond to security-related incidents. And we provide various encryption services to our customers helping them protect their content on our network.

Optimized Routing

                Like us, most of our competitors own or rent secure data center space, have connections to multiple tier-1 backbone providers and offer other features designed to ensure the rapid flow of their customers' data over the Internet. In addition to these basic features, we use RouteScience(R) adaptive networking software ("ANS"). This route optimization technology ensures delivery of content over our network through the most efficient path to its audience. Our system monitors, assesses, and adjusts our network delivery infrastructure to ensure optimal application availability and performance. We then optimize network performance by adjusting traffic paths in real time.

Sales and Marketing

                Our most important marketing tool is our reputation and commitment to providing reliable state-of-the art services. In 2003, readers of Streaming Magazine, a monthly publication covering the business of digital media and interactive broadcasting, selected our content delivery network as the best content delivery network in the industry. VitalStream's platform supports the industry-leading streaming formats, including Macromedia Flash MX, Microsoft Windows Media, Apple QuickTime, and Real Networks' Real Video and Real Audio and provides our customers with all of the features they need to generate revenues from, and control, the distribution of their media content. In addition, we are committed to continuing to provide industry-leading technology, as illustrated by our MediaConsole platform. We believe that the quality, reliability and flexibility of our services have been, and will continue to be, the strongest marketing tool for our company.

                We use various traditional and nontraditional methods to market our products and services, including co-marketing (which may include bundling our software and services with third-party software) working with resellers, online marketing, speaking and exhibiting at tradeshows and conferences and using targeted print advertising.

Co-Marketing

                Co-marketing involves cross-promotion of our products and services with our partners. In 2002, we entered into a co-marketing arrangement with Microsoft. We agreed to support and promote Microsoft's Windows Media 9 software in exchange for Microsoft agreeing to promote our products through its Windows Media Web site. In September 2003, we entered into a co-marketing arrangement with Macromedia. We agreed to support and promote Macromedia's Flash Communication Server MX software through the Flash Video Streaming Service in exchange for Macromedia agreeing to promote our services through its sales force and its Web site.

Selling Through Resellers

                We also market our products through resellers. We have reseller relationships with production companies, advertising agencies, Web designers and technology companies in our industry. We offer discounted setup and pricing based on volume. Resellers can also private label MediaConsole and can receive e-mail referrals of visitors to the reseller-oriented pages of our Web site. We also have a lead referral program in which we give customer referrals to our resellers, as in the case of customers needing Web design or interactive advertising services. This reciprocal lead referral program helps build our relationships with the resellers and increase the mindshare with the customers that we refer.

[	TABLE OF CONTENTS	]

Internet Marketing

                We engage in various forms of Internet marketing. We advertise with online banner ads and use pay-per-click search engine marketing. We also maintain a comprehensive and heavily-visited Web site with information about our products and services, and use it to give working examples of the potential of streaming media. Visitors to the Web site can view electronic literature, request additional information or special offers, select products and services and place orders.

Print Advertising and Other Marketing

                We also engage in print advertising and other forms of marketing. We periodically advertise in industry print publications. We measure the responses received by each publication and adjust the distribution of our print advertising accordingly. We also use various other forms of marketing, including exhibiting and speaking at tradeshows and conferences, publicity through press releases and media outreach programs, industry and analyst briefings and press tours.

Competition

                The market for streaming services is competitive. The content delivery sector is growing rapidly, and competitors are continually introducing new products and services. We are considered a rich media integrator Internet content delivery network and are not limited by our technology products and services. Because we are able to offer a complete solution, we face different competitors for different products and services. We compete against well-capitalized streaming companies as well as small under-capitalized hosting companies. We also compete for customers who support their streaming and encoding in-house.

                We compete on price, the reliability and quality of our network, service offering, and customer support. We believe that our pricing is generally comparable to the pricing of our competitors that offer streaming and managed hosting services.

                As described under the heading "Products and Services," we believe our network matches that of any of our competitors, and because of advanced technology and best practice methodology, we believe our speed and reliability are as good as, or better than, our competitors. We believe the services we offer are superior to those offered by our competitors and many of our services are differentiated from the industry, such as MediaConsole, RouteScience(R) ANS and FVSS. Aside from products and services, we have a knowledgeable and dedicated customer support team, with premier post-sales account managers focusing on our larger accounts that make up the majority of our revenues. Our team uses call center industry best practices with an advanced ticketing and escalation system the customer can self-manage through MediaConsole.

                Before signing a contract with a content delivery provider, the customer needs to be assured the provider will be reliable and credible and have longevity. In the past, we have lost potential customers to larger competitors with stronger balance sheets and longer operating histories. We believe the consummation of our recent financing transaction will permit us to increase our market share if we can significantly improve our balance sheet in the coming year.

                Our key competitors are Akamai, Loudeye and Speedera. These competitors, and certain other competitors, have longer operating histories, more customers, greater financial strength and recognized brands in the industry. These competitors may be able to attract customers more easily because of their superior financial resources and awareness in the market. These larger competitors can also devote substantially more resources to business development and may adopt more aggressive pricing policies.

[	TABLE OF CONTENTS	]

Intellectual Property

                Our registered intellectual property is primarily in the form of trademarks. We have registered the VitalStream(R) and MediaConsole(R) trademarks with the United States Patent and Trademark Office and anticipate receiving registration soon for the NetClusterTM trademark. We have also registered the VitalStream mark in the European Union. We have not tried to register copyrights or patents on any of our software programs, methods, or other ideas, but we believe that some of our computer code may have common-law copyright protection.

                We have a policy of entering into confidentiality, work for hire, and non-disclosure agreements with our employees and some of our vendors and customers. We also have a policy of not allowing customers to access our software source code. These agreements and policies protect our intellectual property, but we cannot assure that these agreements or the other steps we have taken to protect our intellectual property will be sufficient to prevent theft or adverse infringement claims. We cannot prevent piracy of our software, methods and features, and we cannot determine the extent to which our software, methods and features are being pirated. Furthermore, the laws of some foreign countries do not protect our proprietary rights as well as the laws of the United States.

Employees

                As of June 30, 2004, we had a total of 45 employees, of which 28 were in sales and marketing, 5 in research and development, and 12 in general and administrative. None of our employees are represented by a collective bargaining agreement, and we have not experienced any work stoppage. We consider our relationship with our employees to be good.

Corporate History

                VitalStream Holdings, Inc. was incorporated in 1986 in the state of Nevada. Our principal executive offices are located at One Jenner, Suite 100, Irvine, California 92618. Our telephone number is (949) 743-2000.

                Before 1999, VitalStream Holdings, Inc., formerly named Sensar Corporation and Larson-Davis Corporation, designed, developed, manufactured and marketed analytical scientific instruments. In 1999, after experiencing losses for several years, we sold substantially all of our assets associated with our scientific instruments business. On April 23, 2002, VitalStream Holdings, Inc. merged with VitalStream, Inc., and VitalStream, Inc. became a wholly-owned subsidiary of VitalStream Holdings, Inc. and its business became our core business.

                In January 2003, another VitalStream Holdings, Inc. wholly-owned subsidiary, VitalStream Broadcasting Corporation, entered into an Amended and Restated Asset Purchase Agreement with Epoch Networks, Inc. and Epoch Hosting, Inc. ("Epoch") pursuant to which VitalStream Broadcasting Corporation acquired Epoch's hosting and colocation contracts, related computer equipment, software and licenses, a leasehold interest in a Los Angeles data center, and a certificate of deposit for $300,000, which serves as collateral on the leasehold interest. As consideration for those assets, we paid to Epoch $200,000 in cash and issued 3,848,760 shares of common stock to Epoch.

[	TABLE OF CONTENTS	]

                Today, through VitalStream, Inc., we offer global integrated content delivery services enabling businesses to broadcast their digital media and communications to worldwide audiences via the Internet. We provide complete solutions including audio and video streaming, live event broadcasting, media asset management, integrated web hosting and services that seamlessly integrate with today's leading streaming media technologies. Through VitalStream Broadcasting Corporation, we offer hosting and colocation services to the customers we acquired from Epoch.

Market Price, Dividends and Related Stockholder Matters

Market Price

                Our common stock is traded on the OTC Bulletin Board under the trading symbol "VSTH." The following table sets forth high and low closing prices for our common stock for the periods indicated as reported by the OTC Bulletin Board.

Quarter Ended	High	Low
March 31, 2002	$ 0.67	$ 0.41
June 30, 2002	$ 0.65	$ 0.25
September 30, 2002	$ 0.52	$ 0.16
December 31, 2002	$ 0.50	$ 0.23
March 31, 2003	$ 0.29	$ 0.15
June 30, 2003	$ 0.40	$ 0.16
September 30, 2003	$ 0.54	$ 0.25
December 31, 2003	$ 0.76	$ 0.31
March 31, 2004	$ 1.55	$ 0.60
June 30, 2004	$ 1.27	$ 0.60

Holders

                As of August 5, 2004, 60,028,768 shares of VitalStream Holdings common stock were outstanding, held of record by approximately 420 stockholders and beneficially owned by an estimated 7,600 stockholders. As of August 5, 2004, no shares of preferred stock were outstanding.

Dividends

                VitalStream Holdings has never declared or paid cash dividends on its common stock. We currently intend to retain any future earnings for use in our business and, therefore, do not anticipate paying any dividends on our common shares in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

                Set forth below is certain information about the number of shares of our common stock subject to options, warrants and other rights granted, or that may be granted, under our compensation plans as of December 31, 2003. The equity compensation plan that has been approved by security holders is the 2001 Stock Incentive Plan. We have no equity compensation plans that have not been approved by security holders.

[	TABLE OF CONTENTS	]

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,584,612	$0.41	3,415,388

Equity compensation plans not approved by security holders	None	None	None

Total	4,584,612	$0.41	3,415,388

Selected Historical Financial and Other Data

                The following statement of operations and balance sheet data as of December 31, 2003, 2002, 2001 and 2000 and for the years ended December 31, 2000, 2001, 2002 and 2003, were derived from the Consolidated Financial Statements of VitalStream Holdings, Inc. The data is derived from financial statements prepared in accordance with accounting principles generally accepted in the United States. The selected financial data below should be read in conjunction with our most recent Annual Report on Form 10--K and Quarterly Report on Form 10-Q and the Consolidated Financial Statements of VitalStream Holdings and the notes thereto attached to this prospectus and the section below entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,

	2000(1)	2001(1)	2002(1)	2003(2)

	(in thousands, except for per share data)
Statement of Operations Data:
Net sales	$0	$1,521	$3,787	$7,001
Cost of sales	0	904	1,843	3,207
Gross profit	0	617	1,944	3,794
Total operating expenses	1,047	3,333	4,190	4,748
Loss from operations	(1,047)	(2,716)	(2,246)	(954)
Other income (expense)	94	(85)	61	(101)
Loss before income taxes	(951)	(2,801)	(2,185)	(1,053)
Tax (expense) benefit	(1)	(2)	(2)	(2)
Net loss	(952)	(2,803)	(2,187)	(1,055)
Net loss per share - basic and diluted	$(0.09)	$(0.21)	$(0.10)	$(0.04)
Shares used in calculation of net loss per share	10,044	13,443	21,413	29,708

[	TABLE OF CONTENTS	]

	Year Ended December 31,

	2000(1)	2001(1)	2002(1)	2003(2)

	(in thousands, except for per share data)
Balance Sheet Data:
Cash and cash equivalents	$2,264	$134	$238	$773
Working capital (deficit)	2,023	(521)	(565)	(28)
Fixed assets, net	594	915	809	1,401
Total assets	3,323	2,397	2,866	4,655
Debt and capital lease obligations, including
current portion	73	267	747	1,827
Stockholders' equity	$2,977	$1,330	$889	$1,473

(1) For periods before April 23, 2002, the data is for VitalStream, Inc. and its wholly-owned subsidiary.

(2) We acquired certain assets, customers and accounts of Epoch Hosting, Inc. and Epoch Networks, Inc. effective January 1, 2003. Approximately $1,826,750 (56.9%) of the increase in our net sales compared with 2002 is attributable to this acquisition. This acquisition also accounts for similar increases in other statement of operations and financial statement data.

Supplementary Financial Information

                The following Supplementary Financial Information for the fiscal quarters ended March 31, June 30, September 30 and December 31 in each of the years 2002 and 2003 and for the fiscal quarters ended March 31, 2004 and June 30, 2004 were derived from unaudited quarterly consolidated financial statements of VitalStream Holdings (except for fourth quarter data, which was determined by comparing annual financial data with third quarter financial data).

[	TABLE OF CONTENTS	]

Supplementary Financial Information by Quarter, 2002, 2003 and 2004 (in thousands, except per share data)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2002:
Revenue	$683	$822	$1,062	$1,220
Gross profit	381	380	530	653
Net loss	(580)	(622)	(539)	(446)
Loss per common share(1):
Basic and diluted	(.04)	(.03)	(.02)	(.02)
Weighted average shares used	15,206	18,833	22,364	24,465

Year Ended December 31, 2003:
Revenue	$1,752	$1,698	$1,779	$1,772
Gross profit	971	967	996	860
Net Loss	(167)	(256)	(176)	(456)(2)
Loss per common share(1):
Basic and diluted	(.01)	(.01)	(.01)	(.01)
Weighted average shares used	27,461	29,010	30,927	31,378
Year Ended December 31, 2004:
Revenue	$1,991	$2,302
Gross profit	1,151	1,407
Net Loss	(213)	(647)
Loss per common share(1):
Basic and diluted	(.01)	(.02)
Weighted average shares used	32,114	37,014

(1)	Loss per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly loss per common share amounts do not necessarily equal the total for the year.
(2)	The loss for the fourth quarter includes approximately $100,000 of year-end audit adjustments, of which approximately $75,000 relates to the prior three quarters of 2003.

Quantitative and Qualitative Disclosures About Market Risk

                We do not have any derivative instruments, commodity instruments, or other financial instruments for trading or speculative purposes, nor are we presently at risk for changes in foreign currency exchange rates.

[	TABLE OF CONTENTS	]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                The following discussion relates to VitalStream's past financial condition and results of operations before its merger with VitalStream Holdings and to projected future results of VitalStream Holdings, VitalStream and SiteStream on an integrated basis. For historical information regarding VitalStream Holdings' financial condition and results of operations, see our the financial statements included in this prospectus. For information about our financial condition and results of operations as of the end of our most recent fiscal quarter, see the Quarterly Report on Form 10-Q delivered with this prospectus. The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements. See "Risk Factors" beginning on page 5.

Overview

                We are based in Irvine, California and, through our wholly-owned subsidiary VitalStream, Inc., we offer our customers a range of managed services including audio and video streaming, live event streaming, media asset management, integrated hosting services, content distribution, and vertical solutions such as digital dailies for the entertainment industry, encoding (via third-party resellers) and consulting. Through our wholly-owned subsidiary VitalStream Broadcasting Corporation, we offer hosting and colocation services to customers we acquired from Epoch Hosting and Epoch Networks. Our mix of products and services enables our customers to concentrate on the creation and marketing of their content, while outsourcing the encoding, data storage, broadcasting, hosting and related functions to VitalStream and its partners. Our business model relies upon leveraging our expertise and resources in audio and video streaming as well as our integrated hosting technology to persuade customers to use our Internet broadcasting services, thereby allowing our company to build a base of recurring revenues from monthly or other periodic broadcasting fees.

                We believe that our company is well positioned to take advantage of the growth opportunity within the streaming media marketplace. Over the past year, our management team has made changes within the sales, marketing and operations areas of our business. Specifically, in the fourth quarter of 2003, we restructured our sales and marketing department. We recruited a senior-level Vice President of Sales and are now focusing our sales and customer support efforts on enterprise accounts. By adopting a more solutions-oriented sales approach, we believe our marketing proposition is value-based, allowing us to sell increasingly customized solutions as opposed to off-the-shelf products. This in turn, increases overall gross margins and creates higher switching costs for customers to move to competitive services.

                While improving the top-line growth rate, we have also focused on efficiency and economies of scale within our cost of service expense structure. As a result of favorably renegotiating certain material contracts, we have been able to reduce our unit cost of service during the first half of 2004. The operational efficiency gains coupled with our improved top-line growth rate are expected to result in increased gross profits in 2004 as compared with 2003.

                As our gross profits have increased in 2004, we have reinvested, and intend to continue to reinvest, some of those gains in the further development of our service offering. By continuing to develop our service platform with additional unique and proprietary features, we expect to be able to further differentiate ourselves from our competitors, enabling us to gain market share and advantage, and to increase our prospects for customer retention and renewals.

[	TABLE OF CONTENTS	]

                While the opportunities for us are increasing, they are not without risk. Our business and our industry have risks, only some of which can be mitigated and even then and only to varying degrees and others of which can only be dealt with reactively. As with any technology company, new technological advances within our industry could cause a paradigm shift in how we develop, market and service our offering. Some of these advances may be unavailable to us, and we may not have a comparable or competitive technological offering. Additionally, while bandwidth and server hardware prices have been dropping over the last few years due to excess capacity and competition, this has presented both risks and opportunities for us. Although, to date, we have been able to manage the declining price environment to our advantage, there can be no assurance that we will continue to be able to do so in the future.

                The new upward trend in sales growth coupled with recently achieved operational efficiencies create an opportunity for us to become profitable in the future. As of the date of this report, our valuation multiples are lower than those of our publicly-traded competitors Akamai Technologies, Inc. and Loudeye Corporation. Because of the highly fragmented nature of the streaming media services industry, economies of scale enable companies to be more competitive. Based on our recent experience in acquiring new accounts, we believe that the industry does not currently have a dominant leader. In view of the highly fragmented nature of our industry, management believes that our experience in successfully integrating acquired businesses, combined with our strong operational focus on our business, positions us to gain greater market share in our industry.

Critical Accounting Policies and Estimates

                Management is basing this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, valuation of accounts receivable, property, plant and equipment, long-lived assets, intangible assets, and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

                We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could materially affect our future results of operations and cash flows.

[	TABLE OF CONTENTS	]

●

Valuation of Accounts Receivable. A considerable amount of judgment is required when we assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of our customers. Significant portions of customer payments are made by credit card and electronic debit. Each month, management reviews historical charge-back and cancellation patterns as well as historical data on other credits issued to customers and then records an allowance based on historical results as well as management judgment. Additionally, each month management reviews the aged receivables balance and records an allowance for doubtful accounts based on the age of the outstanding receivable balances, trends in outstanding balances and management's judgment. As a result of these analyses, we believe that the current allowance is adequate to cover any bad debts and credits that may be issued as of the date of the balance sheet. If our estimates prove to be wrong, however, and we have not accrued enough of a reserve to cover the bad debts and credits, we would have to accrue additional reserve in later periods to cover the shortfall. If the under-accrual were substantial, this could have a material adverse effect on our financial results. On the other hand, if we have reserved too much, we may be able to lower our accrual in later periods which would have a positive effect on our financial results.

●

Goodwill. Goodwill is no longer amortized, but instead is subject to impairment tests at least annually. Accordingly, we annually evaluate goodwill for potential impairment indicators. If impairment indicators exist we measure the impairment through the use of discounted cash flows. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational conditions. Future events could cause us to conclude that impairment indicators exist and that the goodwill associated with our acquired business is impaired. If we subsequently determine that an impairment was or is required, we may be required to write down all, or part, of our goodwill. This would both reduce the amount of our assets, which may affect our ability to qualify for listing or continued listing on a stock exchange, and reduce the amount of our net income (or increase the amount of our net loss) for the quarter and year in which the impairment was recognized. Depending on the size of the write-down, the adverse impact on our financial results could be material.

●

Contingencies. We are subject to legal proceedings that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of loss accrual required, if any, for these contingencies is made after careful analysis of each individual issue. We consult with legal counsel and other experts as necessary to assess any contingencies. A required accrual may change at some point in the future due to new developments in a matter or changes in approach such as a change in settlement strategy in dealing with these matters. If our judgment proves to be wrong concerning a possible accrual or other contingency, the impact on our results of operations and cash flows could be material. If we have under-accrued for a material liability, we would have to increase our accrual for a later period, which could materially decrease our net income (or increase or net loss) for such period. The payment of any material contingent liability would also adversely affect our cash flow and liquidity.

[	TABLE OF CONTENTS	]

Results of Operations

                VitalStream, Inc. was incorporated in March 2000 in the state of Delaware. On April 23, 2002, VitalStream, Inc. merged with and into a wholly-owned subsidiary of VitalStream Holdings. Because VitalStream Holdings did not have any operations immediately before the VitalStream merger, the business of VitalStream is now the business of VitalStream Holdings, and forward-looking statements in this prospectus relate to the consolidated business of VitalStream Holdings, VitalStream, and VitalStream Broadcasting (the latter comprised of the customers and assets acquired and liabilities assumed from Epoch).

                Our results for periods after January 1, 2003 reflect the integration of the customers acquired from Epoch, as well as the addition of our Los Angeles Broadcast Center, which was part of that transaction. In conjunction with the Epoch transaction, VitalStream Broadcasting contracted for certain telecommunication services that it needed in transition.

Three months ended June 30, 2004 compared to three months ended June 30, 2003

                The following table sets forth, for the periods indicated, items included in our consolidated statements of operations, stated as a percentage of revenues:

	Three Months Ended June 30,				Six Months Ended June 30,
	2004		2003		2004		2003

Revenue	100.0%		100.0%		100.0%		100.0%

Cost of revenue	38.9%		43.1%		40.4%		43.9%

Gross Profit	61.1%		56.9%		59.6%		56.1%

Research & development	4.2%		5.1%		4.6%		5.0%
Sales & marketing	29.3%		27.8%		29.5%		27.5%
General & administrative	28.9%		40.3%		29.6%		35.2%
Stock-based compensation	13.1%		0.0%		7.0%		0.0%

Operating Loss	(14.3%	)	(16.2%	)	(11.2%	)	(11.5%)

Other income (expense):
Interest expense	(13.1%	)	(2.3%	)	(8.2%	)	(2.1%)
Income tax expense	0.0%		(0.1%	)	(0.1%	)	(0.1%)
Other income (expense)	(0.7%	)	3.5%		(0.5%	)	1.4%

Net other income (expense)	(13.8%	)	1.1%		(8.8%	)	(0.8%)

Net Loss	(28.1%	)	(15.1%	)	(20.0%	)	(12.3%)

[	TABLE OF CONTENTS	]

                Revenue. Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware and software. Revenues increased from $1,697,520 for the quarter ended June 30, 2003, to $2,301,750 for the quarter ended June 30, 2004, an increase of 35.6%. This increase in revenue is primarily attributable to the addition of new customers using VitalStream services and technology to deliver streaming media. We expect revenue growth to continue through 2004 from the addition of new customers and from increased services to existing customers as we continue to strengthen our sales force, build on our channel partnerships, increase our marketing efforts, gain greater market recognition from potential customers and release new products and services.

                Cost of Revenue. Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, hardware costs and software license fees. Cost of revenue increased from $730,975 for the quarter ended June 30, 2003, to $894,695 for the quarter ended June 30, 2004. The increased cost in absolute dollars primarily reflects the increase in bandwidth consumption, in addition to increases in other costs necessary to support the increase in revenue between the two quarters. The decrease in the cost of revenue as a percentage of revenue between the two quarters, from 43.1% of revenue in the quarter ended June 30, 2003 to 38.9% of revenue for the quarter ended June 30, 2004, represents economies of scale primarily in the purchase of bandwidth due to our increasing purchasing volume and an industry-wide decrease in bandwidth prices. Management expects that additional cost savings will result as we achieve even greater economies of scale in our purchasing of bandwidth, as we are able to more efficiently distribute bandwidth among carriers and as we then spread these costs over an increasing customer base. Management also expects the cost of revenue to decrease as a percentage of revenue as our Internet backbone and data center rent and power costs remain mostly fixed while revenue increases.

                Research and Development. Research and development expense consists primarily of personnel costs to develop and maintain our product offering. Research and development expense increased $9,853, from $86,347 for the quarter ended June 30, 2003, to $96,200 for the quarter ended June 30, 2004. As a percentage of revenue, research and development decreased from 5.1% for the quarter ended June 30, 2003 to 4.2% for the quarter ended June 30, 2004. This absolute dollar increase, with a decrease as a percentage of revenue, reflects slightly higher payroll and other costs to support our expanding product and service mix. We expect research and development expense to increase in absolute dollars and to increase as a percentage of revenue through 2004 as we increase our efforts to develop additional technology related to our core product offering.

                Sales and Marketing. Sales and marketing expense consists primarily of marketing-related personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales and marketing expense increased from $471,492 for the quarter ended June 30, 2003 to $673,269 for the quarter ended June 30, 2004. Sales and marketing expense also increased as a percentage of revenue, from 27.8% for the quarter ended June 30, 2003 to 29.3% for the quarter ended June 30, 2004. This absolute dollar increase, and increase as a percentage of revenue, reflects increased payroll and related costs to expand and support the sales force, and increased marketing and advertising costs to increase market awareness and generate new customers. We expect sales and marketing expense to increase incrementally in absolute terms and remain relatively constant as a percentage of revenue through 2004 as we continue to expand and support our sales force, and we invest further in marketing and advertising efforts to drive growth in our customer base.

[	TABLE OF CONTENTS	]

                General and Administrative. General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense decreased from $683,573 for the quarter ended June 30, 2003 to $664,997 for the quarter ended June 30, 2004. The decrease in the expense during the quarter ended June 30, 2004 primarily related to lower bad debt expense and lower overall professional fees. General and administrative expense as a percentage of revenue also decreased from 40.3% of revenue for the quarter ended June 30, 2003 to 28.9% for the quarter ended June 30, 2004 as general and administrative expense remained relatively constant against higher revenue growth. We expect general and administrative expense to increase in absolute dollar value but decrease as a percentage of revenue through the balance of 2004 as revenue growth is greater than the growth in our base of general and administrative costs.

                Stock-based compensation. During the three months ended June 30, 2004, a total number of 467,957 common stock options were modified in order to permit exercise at any time within 12 months of termination of employment for one former employee as part of a severance agreement. Consistent with Financial Accounting Standards Board Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of Accounting Principles Board Opinion No. 25, the modification resulted in a new measurement date. As a result, the difference between the exercise price and the fair market value of the common stock on the new measurement date for the options totaled $302,628 and was recorded as a non-cash charge to stock-based compensation for the three months ended June 30, 2004.

                Net Interest Expense. Net interest expense increased from $38,334 for the quarter ended June 30, 2003 to $300,555 for the quarter ended June 30, 2004. The increase in net interest expense was primarily due to one-time payments of approximately $231,000 of interest and premiums associated with the conversion of $1.1 million in Amended and Restated Convertible Promissory Notes and all outstanding shares of 2003 Series A Preferred Stock into common stock during the quarter, additional interest expense from increased use of capital lease financing, and minimum interest commitment fees associated with the payoff of all outstanding obligations under our factoring agreements. We expect our net interest expense to decrease through the balance of 2004 through interest income earned on cash balances and through financing of capital expenditures under more favorable terms.

                Net Loss. Our net loss increased from $255,988 for the quarter ended June 30, 2003 to $646,912 for the quarter ended June 30, 2004. The increase in the net loss was primarily due to a non-cash stock-based compensation charge of $302,628 associated with a severance agreement during the quarter as described above, and an increase in interest expense of approximately $231,000 from the payment of interest and premiums associated with the conversion of $1.1 million in Amended and Restated Convertible Promissory Notes (the "Convertible Notes") into common stock during the quarter. We expect our net loss to decrease through 2004 as our revenue base expands, fixed costs remain relatively constant and our per unit cost of service decreases.

Six months ended June 30, 2004 compared to six months ended June 30, 2003

                Revenue. Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware and software. Revenues increased from $3,449,968 for the six months ended June 30, 2003, to $4,293,187 for the six months ended June 30, 2004, an increase of 24.4%. This increase in revenue is primarily attributable to the addition of new customers using VitalStream services and technology to deliver streaming media. We expect revenue growth to continue through 2004 from the addition of new customers and from increased services to existing customers as we continue to strengthen our sales force, build on our channel partnerships, increase our marketing efforts, gain greater market recognition from potential customers and release new products and services.

[	TABLE OF CONTENTS	]

                Cost of Revenue. Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, hardware costs and software license fees. Cost of revenue increased from $1,512,825 for the six months ended June 30, 2003, to $1,734,921 for the six months ended June 30, 2004. The increased cost in absolute dollars primarily reflects the increase in bandwidth consumption, in addition to increases in other costs necessary to support the increase in revenue between the two six month periods. The decrease in the cost of revenue as a percentage of revenue between the two periods, from 43.9% of revenue in the six months ended June 30, 2003 to 40.4% of revenue for the six months ended June 30, 2004, represents economies of scale primarily in the purchase of bandwidth due to our increasing purchasing volume and an industry-wide decrease in bandwidth prices. Management expects that additional cost savings will result as we achieve even greater economies of scale in our purchasing of bandwidth, as we are able to more efficiently distribute bandwidth among carriers and as we then spread these costs over an increasing customer base. Management also expects the cost of revenue to decrease as a percentage of revenue as our Internet backbone and data center rent and power costs remain mostly fixed while revenue increases.

                Research and Development. Research and development expense consists primarily of personnel costs to develop and maintain our product offering. Research and development expense increased from $171,052 for the six months ended June 30, 2003, to $198,511 for the six months ended June 30, 2004. As a percentage of revenue, research and development decreased from 5.0% for the six months ended June 30, 2003 to 4.6% for the six months ended June 30, 2004. This absolute dollar increase, with a decrease as a percentage of revenue reflects slightly higher payroll and other costs to support our expanding product and service mix. We expect research and development expense to increase in absolute dollars and to increase as a percentage of revenue through 2004 as we increase our efforts to develop additional technology related to our core product offering.

                Sales and Marketing. Sales and marketing expense consists primarily of marketing-related personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales and marketing expense increased from $947,728 for the six months ended June 30, 2003 to $1,264,502 for the six months ended June 30, 2004. Sales and marketing expense also increased as a percentage of revenue, from 27.5% for the six months ended June 30, 2003 to 29.5% for the six months ended June 30, 2004. This absolute dollar increase, and increase as a percentage of revenue, reflects increased payroll and related costs to expand and support the sales force, and increased marketing and advertising costs to increase market awareness and generate new customers. We expect sales and marketing expense to increase incrementally in absolute terms and remain relatively constant as a percentage of revenue through 2004 as we continue to expand and support our sales force, and we invest further in marketing and advertising efforts to drive growth in our customer base.

                General and Administrative. General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $1,214,885 for the six months ended June 30, 2003 to $1,271,544 for the six months ended June 30, 2004. The increase in the expense during the six months ended June 30, 2004 primarily related to costs for administrative personnel necessary to support the growth in our customer and revenue base. General and administrative expense as a percentage of revenue decreased from 35.2% of revenue for the six months ended June 30, 2003 to 29.6% for the six months ended June 30, 2004 as general and administrative remained relatively constant against higher revenue growth. We expect general and administrative expense to increase in absolute dollar value but decrease as a percentage of revenue through the balance of 2004 as revenue growth is greater than the growth in our base of general and administrative costs.

[	TABLE OF CONTENTS	]

                Stock-Based Compensation. During the six months ended June 30, 2004, a total number of 467,957 common stock options were modified in order to permit exercise at any time within 12 months of termination of employment for one former employee as part of a severance agreement. Consistent with Financial Accounting Standards Board Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of Accounting Principles Board Opinion No. 25, the modification resulted in a new measurement date. As a result, the difference between the exercise price and the fair market value of the common stock on the new measurement date for the options totaled $302,628 and was recorded as a non-cash charge to stock-based compensation for the three months ended June 30, 2004.

                Net Interest Expense. Net interest expense increased from $70,806 for the six months ended June 30, 2003 to $352,313 for the six months ended June 30, 2004. The increase in net interest expense was primarily due to one-time payments of approximately $231,000 of interest and premiums associated with the conversion of $1.1 million in Convertible Notes and all outstanding shares of 2003 Series A Preferred Stock into common stock during the quarter, additional interest expense from increased use of capital lease financing, and increased interest expense from the use of a credit line under a factoring arrangement in place during the first six months of 2004 but not in the first six months of 2003. We expect our net interest expense to decrease through the balance of 2004 through interest income earned on cash balances and through financing of capital expenditures under more favorable terms.

                Net Loss. Our net loss increased from $423,362 for the six months ended June 30, 2003 to $860,078 for the six months ended June 30, 2004. The increase in the net loss was primarily due to a non-cash, stock-based compensation charge of $302,628 associated with a severance agreement during the quarter as described above, and an increase in interest expense of approximately $231,000 from the payment of interest and premiums associated with the conversion of $1.1 million in Convertible Notes into common stock during the quarter. We expect our net loss to decrease through 2004 as our revenue base expands, fixed costs remain relatively constant and our per unit cost of service decreases.

[	TABLE OF CONTENTS	]

Year ended December 31, 2003 Compared to Year ended December 31, 2002

	December 31,

	2001	2002	2003

Revenues	100.0%	100.0%	100.0%
Cost of revenues	59.4	48.7	45.8

Gross profit	40.6	51.3	54.2
Operating expenses:
Research & development	18.0	7.2	4.8
Sales & marketing	90.7	42.0	28.0
General & administrative	110.4	61.4	35.0

Operating Loss	(178.5)	(59.3)	(13.6)
Interest income (expense)	(0.3)	(1.4)	(2.1)
Income tax expense	0.0	0.0	0.0
Loss on disposal of fixed assets	(7.4)	(0.3)	0.0
Amortization of loan costs	0.0	0.0	(0.6)
Other income (expense)	2.1	3.3	1.4

Net other income (expense)	(5.7)	1.6	(1.4)

Net loss	(184.2)%	(57.7)%	(15.1)%

                Revenue. Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware. Revenues increased from $3,786,980 for the year ended December 31, 2002 to $7,000,535 for the year ended December 31, 2003, an increase of 84.9%. This increase reflects customer contracts acquired from Epoch, the addition organically of a significant number of new customers, and an increase in average per-customer service utilization within the installed base. We expect quarterly revenue growth to accelerate throughout 2004 as compared with the quarter-over-quarter revenue growth experienced in 2003, as we expand our sales force, ramp up channel partnerships, increase our marketing efforts and continue to focus our sales efforts toward enterprise customers. A significant portion of our revenue growth comes from service upgrades for existing clients, and we expect this to continue to contribute to our revenue growth during 2004.

                Cost of Revenue. Cost of revenue consists primarily of access charges from the local exchange carrier, Internet backbone and transport costs and depreciation of network equipment, hardware costs and license fees. Cost of revenue increased from $1,843,186 for the year ended December 31, 2002, to $3,206,877 for the year ended December 31, 2003, an increase of 74.0%. Cost of revenue as a percentage of revenue, however, decreased from 48.7% for the year ended December 31, 2002 to 45.8% for the year ended December 31, 2003. The increased cost in absolute dollars reflects the increase in bandwidth consumption, network equipment and other items necessary to support the increase in revenue between the two years. The improvement in cost of revenue as a percentage of revenue mostly reflects our lower unit cost of bandwidth, which we obtained from our suppliers as a result of our increased bandwidth purchasing volume and due to an industry-wide decrease in bandwidth prices. There was also improvement due to the spreading of the relatively fixed costs of core networking equipment over a larger client base. We expect our unit cost of revenue to continue to decrease throughout 2004. This will occur as we achieve even greater economies of scale in our purchasing of bandwidth and networking equipment, as we are able to more efficiently distribute bandwidth among carriers and as we then spread these costs over an increasing customer base.

[	TABLE OF CONTENTS	]

                Sales and Marketing. Sales and marketing expense consists primarily of personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales and marketing expense increased from $1,591,522 for the year ended December 31, 2002 to $1,958,232 for the year ended December 31, 2003, an increase of 23.0%. Although sales and marketing expense increased between the two periods, as a percentage of revenue it decreased from 42.0% for the year ended December 31, 2002 to 28.0% for the year ended December 31, 2003. This decrease as a percentage of revenue reflects improved marketing efficiencies obtained from targeted strategic marketing efforts and improved productivity within our sales force. As a result of the Epoch acquisition, part of the increase in expense in absolute terms was attributable to the increase in customer support personnel that were added to handle Los Angeles Broadcast Center customer support. Overall, we expect sales and marketing expense to increase incrementally in absolute terms and to continue to decrease as a percentage of revenue throughout 2004 as we expand our sales force and continue to increase sales and marketing productivity.

                General and Administrative. General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $2,326,835 for the year ended December 31, 2002 to $2,452,323 for the year ended December 31, 2003, an increase of 5.4%. General and administrative expense as a percentage of revenue however, decreased from 61.4% for the year ended December 31, 2002 to 35.0% for the year ended December 31, 2003. This decrease reflects a larger base of revenue spread out over an expense base that is primarily fixed. Overall, we expect our general and administrative expense to continue to decrease as a percentage of revenue throughout 2004 as the base of general and administrative costs remains relatively constant, while revenue continues to grow.

                Net Interest Expense. Net interest expense increased from $54,165 for the year ended December 31, 2002 to $150,229 for the year ended December 31, 2003, an increase of 177.4%. The increase in net interest expense reflects interest accrued on three items, all of which started in 2003: new capital leases, an accounts receivable factoring line and the note payable to Dolphin. In light of our recent equity raise and the conversion of the Convertible Notes in June 2004, we anticipate a decrease in net interest expense as we either pay off higher cost financing arrangements or replace such arrangements with financing with more favorable terms.

                Net Loss. Our net loss decreased from $2,186,627 for the year ended December 31, 2002 to $1,055,310 for the year ended December 31, 2003, a decrease of 51.7%. Our net loss decreased due to our efforts to attain and manage rapid scaling, which resulted in approximately double the amount of gross profit in 2003 compared to 2002, while our operating expenses increased by only about 13% in the same period. We expect our net loss to continue to decrease throughout 2004 as our revenue base expands, general and administrative costs remain relatively constant, other personnel expense grows slower than revenue and our unit cost of service decreases or remains flat. Our business plan does however, contemplate engaging in acquisitions, financings and other transactions. As a result of expenses associated with our recent equity raise and other possible transactions during 2004, our net loss may actually increase as a result of the uncapitalized portion of the transaction expenses that would be incurred.

Year ended December 31, 2002 Compared to Year ended December 31, 2001

                Revenue. Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware. Revenues increased from $1,521,253 for the year ended December 31, 2001, to $3,786,980 for the year ended December 31, 2002, an increase of 148.9%. This increase reflects the addition of a significant number of new clients and the increase in average per client service utilization within the installed base.

[	TABLE OF CONTENTS	]

                Cost of Revenue. Cost of revenue consists primarily of access charges from the local exchange carrier, Internet backbone and transport costs and depreciation of network equipment, hardware costs and license fees. Cost of revenue increased from $904,313 for the year ended December 31, 2001, to $1,843,186 for the year ended December 31, 2002. Cost of revenue as a percentage of revenue, however, decreased from 59.4% for the year ended December 31, 2001 to 48.7% for the year ended December 31, 2002. The increased cost in absolute dollars reflects the increase in bandwidth consumption, network equipment and other items necessary to support the increase in revenue between the two years. The improvement in cost of revenue as a percentage of revenue mostly reflects our lower unit cost of bandwidth, which we obtained from our suppliers as a result of our increased bandwidth purchases and due to an industry-wide decrease in bandwidth prices. There was also improvement due to the spreading of the relatively fixed costs of core networking equipment over a larger client base.

                Research and Development. Research and development expense consists primarily of personnel costs to develop and maintain our product offering. Research and development expense decreased from $274,232 for the year ended December 31, 2001, to $271,604 for the year ended December 31, 2002. As a percentage of revenue, research and development decreased from 18.0% to 7.2% during the same periods, respectively. The absolute decrease in cost reflects lower payroll costs associated with developing and maintaining the MediaConsole(R).

                Sales and Marketing. Sales and marketing expense consists primarily of personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales and marketing expense increased from $1,379,224 for the year ended December 31, 2001 to $1,591,522 for the year ended December 31, 2002. Although sales and marketing expense increased between the two periods, as a percentage of revenue it decreased from 90.7% for the year ended December 31, 2001 to 42.0% for the year ended December 31, 2002. This decrease as a percentage of revenue reflects improved marketing efficiencies obtained from targeted strategic marketing efforts combined with improved productivity within our sales force.

                General and Administrative. General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $1,679,404 for the year ended December 31, 2001 to $2,326,835 for the year ended December 31, 2002. The year ended December 31, 2002 includes expenses primarily related to compensation expense for additional administrative personnel necessary to support a larger revenue base and customer count. Additionally, our insurance, legal and professional fees increased incrementally. General and administrative expense as a percentage of revenue however, decreased from 110.4% for the year ended December 31, 2001 to 61.4% for the year ended December 31, 2002. This decrease reflects a larger base of revenue spread out over an expense base that is primarily fixed.

                Net Loss. Our net loss decreased from $2,802,633 for the year ended December 31, 2001 to $2,186,627 for the year ended December 31, 2002. Our net loss decreased due to the approximately 215% increase in gross profit that the company generated for the year ended December 31, 2002, while our operating expenses only increased approximately 25% for the year ended December 31, 2002.

Capital Commitments and Restrictions

                The following table discloses aggregate information about our contractual obligations including long-term debt, operating and capital lease payments, office lease payments and contractual service agreements, and the periods in which payments are due as of December 31, 2003:

[	TABLE OF CONTENTS	]

		Less than
		1 Year	1 - 3 Years	4 - 5 Years	After 5 Years

Contract Type	Total	1/1/04 - 12/31/04	1/1/05 - 12/31/06	1/1/07 - 12/31/08	After 1/1/09

Operating leases	$34,854	$15,051	$19,610	$193	$--
Capital leases	875,261	429,322	445,939	--	--
Office leases	2,417,458	502,776	1,053,862	795,696	65,124
Contractual service agreements	1,253,919	1,006,740	247,179	--	--
Long-term debt(1)	1,306,256	--	--	--	1,306,256

Total contractual obligations	$5,887,748	$1,953,889	$1,766,590	$795,889	$1,371,380

(1) This represents the Convertibles Notes issued to Dolphin due January 15, 2025, which Convertible Notes were converted into common stock on June 16, 2004.

                Our long-term debt as of December 31, 2003 represented $1,100,000 in convertible promissory notes issued to Dolphin on November 26, 2002 and January 15, 2003, which notes were amended and restated on September 30, 2003. The proceeds of the Convertible Notes were used, in part, to pay the $200,000 cash portion of the purchase price under the Amended Epoch Purchase Agreement and approximately $272,153 in related transaction expenses. The remainder of the proceeds of the Convertible Notes have been used for capital purchase and operating expenses.

                On June 16, 2004, simultaneous with the closing of a private placement described below, we closed a conversion transaction with the holders of our outstanding shares of 2003 Series A Preferred Stock and the holders of the $1.1 million in Convertible Notes. In the transaction, Dolphin, the holders of the Convertible Notes, agreed to voluntarily convert the Convertible Notes into common stock at the conversion rate set forth therein in exchange for our agreement to pay in cash all interest on the Convertible Notes that has accrued or would have accrued through September 30, 2004 and a conversion premium equal to 14% of the outstanding principal and accrued interest under the Convertible Notes. Dolphin was issued an aggregate of 5,516,411 shares of common stock and paid an aggregate $267,131 in connection with the conversion.

                Our capital leases represent $694,575 spread over eight capital lease financing arrangements. The use of proceeds of these capital leases was to purchase hardware and software that we use in our daily operations. The hardware and software purchased is used in our data center operations, for supplying service to our customers and maintaining our internal network and providing the equipment needed for internal staff.

[	TABLE OF CONTENTS	]

Liquidity and Capital Resources

                As discussed in our Current Report on Form 8-K filed on June 29, 2004 with the SEC and in Note 4 to the financial statements included herein, on June 16, 2004, we closed a transaction contemplated by a Purchase Agreement (the "Purchase Agreement") involving the issuance of an aggregate of 18,106,594 shares of common stock and 5,431,977 warrants to purchase common stock for an aggregate purchase price of $11 million, or $0.6075 per unit of one share and .3 warrants. Simultaneously with the closing of such transaction, we and the holders of its $1.1 million in Convertible Notes agreed to convert the Convertible Notes into common stock in exchange for our agreement to pay in cash all interest on the Convertible Notes that has accrued or would have accrued through September 30, 2004 and to pay a conversion premium equal to 14% of the outstanding principal (including accrued but unpaid interest through September 30, 2003) under the Convertible Notes. Upon conversion of the Convertible Notes, the holders were issued an aggregate of 5,516,411 shares of common stock and an aggregate cash payment of $267,131. In addition, as part of the same transaction, the holders of our 2003 Series A Preferred Stock agreed to convert all outstanding shares of 2003 Series A Preferred Stock into common stock in exchange for our agreement to pay in cash all dividends that have accrued or would have accrued through September 30, 2004 with respect to the 2003 Series A Preferred Stock and to pay a conversion premium equal to 4% of the outstanding liquidation value of the 2003 Series A Preferred Stock. Upon conversion of the 2003 Series A Preferred Stock, the holders were issued an aggregate of 3,829,788 shares of common stock and an aggregate cash payment of $101,061.

                As a result of such transactions, our cash position increased to $10,255,215 at June 30, 2004 from $773,143 in cash held by us on December 31, 2003. In addition, as of June 30, 2004, we had no issued or outstanding notes payable or other long-term debt other than obligations under capital leases, and there were no shares of our preferred stock issued or outstanding.

                Cash used during the six months ended June 30, 2004 included $192,423 used in operations as well as $107,605 used in investing activities. Sources of cash for us during the six month period ended June 30, 2004 was $9,782,100 primarily from the proceeds of our sale of common stock during the second quarter pursuant to the Purchase Agreement transaction described above, offset by payments of commissions associated with the common stock sale and payments on capital leases.

                The financing described in the purchase agreement transaction and the conversion of the Convertible Notes and the 2003 Series A Preferred Stock into common stock as described in the conversion agreement has strengthened our balance sheet, simplified our capital structure, and enabled us to meet the shareholders' equity requirements of the Nasdaq SmallCap Market and American Stock Exchange.

[	TABLE OF CONTENTS	]

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of this prospectus, and you should review that information in order to understand the nature of any investment by you in our common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below:

●

Our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 30, 2004, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 29, 2004, as amended by Amendment No. 2 on Form 10-K/A filed with the SEC on June 8, 2004.

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on May 17, 2004.

●	Our Current Report on Form 8-K filed with the SEC on April 2, 2004.

●	Our Current Report on Form 8-K filed with the SEC on May 10, 2004.

●	Our Current Report on Form 8-K filed with the SEC on June 30, 2004.

●	Our Current Report on Form 8-K filed with the SEC on August 5, 2004.

●	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 16, 2004.

                We will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents that are not specifically incorporated by reference in such documents). If you would like a copy of any of these documents, please write or call us at:

VitalStream Holdings, Inc.
One Jenner, Suite 100
Irvine, California 92618
Attn: Chief Financial Officer
Telephone: (949) 743-2000.

                You should rely upon only the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

[	TABLE OF CONTENTS	]

WHERE YOU CAN FIND MORE INFORMATION

                We file reports and other information with the SEC. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's Website at http://www.sec.gov or through the Investor Relations tab on our website at http://www.vitalstream.com.

                This prospectus is a part of the Registration Statement that we filed on Form S-2 with the SEC. The Registration Statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the Registration Statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the Registration Statement or any document incorporated by reference into the Registration Statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

[	TABLE OF CONTENTS	]

INDEX TO FINANCIAL STATEMENTS

Attached hereto beginning on Page F-1 are the following audited financial statements of VitalStream Holdings, Inc. and subsidiaries.

Attached hereto beginning on Page F-23 are the following unaudited financial statements of VitalStream Holdings, Inc. and subsidiaries.

[	TABLE OF CONTENTS	]

INDEPENDENT AUDITORS' REPORT

The Board of Directors
VitalStream Holdings, Inc.

We have audited the accompanying consolidated balance sheets of VitalStream Holdings, Inc. and subsidiaries, as of December 31, 2002 and 2003, and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2001, 2002 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VitalStream Holdings, Inc. and subsidiaries at December 31, 2002 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2001, 2002 and 2003 in conformity with accounting principles generally accepted in the United States of America.

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

January 28, 2004

[	TABLE OF CONTENTS	]

VITALSTREAM HOLDINGS AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2002 AND 2003
ASSETS
		2002		2003

Current assets:
Cash		$237,511		$773,143
Accounts receivable, net of allowance for doubtful accounts
of $40,258 and $91,990 at December 31, 2002
and 2003, respectively, Notes 1 and 10		397,284		549,169
Prepaid expenses		158,363		230,607
Other current assets		69,746		91,117

Total current assets		862,904		1,644,036

Fixed assets, net, Note 2		809,060		1,400,931

Restricted cash		-		250,169
Goodwill		961,900		961,900
Loan costs, Notes 1 and 4		92,969		223,387
Customer list, Notes 1 and 14		-		110,851
Deposit for Epoch assets, Note 14		101,653		-
Other assets		37,633		63,749

TOTAL ASSETS		$2,866,119		$4,655,023

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$	$ 794,180	$	$ 699,365
Accrued compensation		134,180		172,898
Current portion of capital lease obligations		197,871		316,988
Factor borrowing payable, Note 3		-		151,797
Accrued expenses		302,085		330,754

Total current liabilities		1,428,316		1,671,802

Capital lease obligations, Note 6		139,839		377,587
Notes payable, Notes 3 and 4		409,000		1,132,700

		548,839		1,510,287

Commitments and contingencies, Note 6

Shareholders' equity, Notes 7, 8 and 9
Preferred stock, series A, par value $0.001; authorized shares, 1,000; issued and outstanding shares, 0 and 900 at December 31, 2002 and 2003, respectively		-		1
Common stock, par value $0.001; authorized shares, 290,000,000; issued and outstanding shares, 24,488,933 and 31,747,912 at December 31, 2002 and 2003, respectively		24,489		31,748
Additional paid-in capital		6,806,018		8,438,038
Accumulated deficit		(5,941,543)		(6,996,853)

Total shareholders' equity		888,964		1,472,934

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		$2,866,119		$4,655,023

[	TABLE OF CONTENTS	]

VITALSTREAM HOLDINGS AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003

Revenue, Notes 1 and 10	$1,521,253	$3,786,980	$7,000,535

Cost of revenue	904,313	1,843,186	3,206,877

Gross Profit	616,940	1,943,794	3,793,658

Research & development	274,232	271,604	337,510
Sales & marketing	1,379,224	1,591,522	1,958,232
General & administrative	1,679,404	2,326,835	2,452,323

Operating Loss	(2,715,920)	(2,246,167)	(954,407)

Other income (expense):
Interest income (expense)	(4,566)	(54,165)	(150,229)
Income tax expense	(1,600)	(1,600)	(2,400)
Loss on disposal of fixed assets	(112,600)	(11,327)	-
Amortization of loan costs	-	-	(43,163)
Other income (expense)	32,053	126,632	94,889

Net other income (expense)	(86,713)	59,540	(100,903)

Net Loss	$(2,802,633)	$(2,186,627)	$(1,055,310)

Basic and diluted net loss per common share, Note 1	$(0.21)	$(0.10)	$(0.04)

Shares used in computing basic and diluted net loss per common share, Note 1	13,442,646	21,412,557	29,708,229

[	TABLE OF CONTENTS	]

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Common Stock		Series A preferred stock		Additional
					paid-in	Deferred	Accumulated
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Total

Balance at December 31, 2000	11,433,480	$11,433	-	$-	$3,918,015	$-	$(952,283)	$2,977,165

Issuance of common stock related to
SiteStream acquisition	2,108,393	2,108	-	-	287,933	-	-	290,041

Issuance of series C preferred stock,
for cash (subsequently converted
to common stock)	1,257,589	1,258	-	-	863,742	-	-	865,000

Net loss, December 31, 2001	-	-	-	-	-	-	(2,802,633)	(2,802,633)

Balance at December 31, 2001	14,799,462	$14,799	-	$-	$5,069,690	$-	$(3,754,916)	$1,329,573

Issuance of common stock to an officer
as a restricted stock grant	363,465	363	-	-	149,637	(150,000)	-	-

Amortization of deferred compensation	-	-	-	-	-	150,000	-	150,000

Issuance of common stock upon
conversion of note payable	135,682	136	-	-	49,864	-	-	50,000

Issuance of common stock to two
employees as a bonus	65,557	66	-	-	22,480	-	-	22,546

Issuance of common stock upon
exercise of stock options	470,720	471	-	-	117,209	-	-	117,680

Issuance of common stock as partial
payment of loan costs	31,846	32	-	-	8,301	-	-	8,333

Issuance of warrants to purchase shares
of common stock, as loan costs	-	-	-	-	42,136	-	-	42,136

Recapitalization of common equity	8,622,201	8,622	-	-	1,346,701	-	-	1,355,323

Net loss, December 31, 2002	-	-	-	-	-	-	(2,186,627)	(2,186,627)

Balance at December 31, 2002	24,488,933	$24,489	-	$-	$6,806,018	$-	$(5,941,543)	$888,964

Issuance of common stock for Epoch
transaction	3,498,419	3,499	-	-	433,803	-	-	437,302

Issuance of common stock as final
payment of loan costs	68,306	68	-	-	16,599	-	-	16,667

Issuance of warrants to purchase shares
of common stock, as loan costs	-	-	-	-	9,000	-	-	9,000

Issuance of common shares for Nex 2
and 430K Options contingencies in
recapitalization transaction	2,452,393	2,452	-	-	(2,452)	-	-	-

Issuance of common shares for
contingencies in
Epoch transaction	350,341	350	-	-	(350)	-	-	-

Issuance of common stock upon exercise
of stock options	889,520	890	-	-	218,264	-	-	219,154

Issuance of Series A preferred shares	-	-	900	1	855,031	-	-	855,032

Restructure of Dolphin note	-	-	-	-	93,225	-	-	93,225

Issuance of warrants to purchase shares
of common stock	-	-	-	-	8,900	-	-	8,900

Net loss, December 31, 2003	-	-	-	-	-	-	(1,055,310)	(1,055,310)

Balance at December 31, 2003	31,747,912	$31,748	900	$1	$8,438,038	$-	$(6,996,853)	$1,472,934

See independent auditors' report and notes to financial statements

[	TABLE OF CONTENTS	]

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003
OPERATING ACTIVITIES
NET LOSS	$(2,802,633)	$(2,186,627)	$(1,055,310)
Adjustments to net loss:
Depreciation/amortization	367,279	638,567	688,324
Loss on disposal of fixed assets	112,600	11,327	4,738
Changes in operating assets & liabilities
Accounts receivable (net)	48,557	(224,285)	(142,207)
Prepaid expense	(86,803)	(41,199)	(81,801)
Other assets	15,642	(36,607)	(41,737)
Accounts payable	7,506	359,357	(84,741)
Accrued compensation	102,897	(28,509)	38,717
Deferred compensation	51,230	(51,230)	-
Accrued expenses	6,618	122,928	(69,579)

TOTAL CASH USED IN OPERATIONS	(2,177,107)	(1,436,278)	(743,596)

INVESTING ACTIVITIES
Redemption of certificate of deposit	60,709	-	-
Cash obtained from purchase of SiteStream	39,068	-	-
Additions to property & equipment	(210,943)	(26,892)	(79,826)
Proceeds from sale of equipment	-	8,094	4,000
Payments on purchase of SiteStream	(485,673)	-	-
Relief of restricted cash	-	-	50,000
Payments on purchase of assets from Epoch	-	-	(200,000)

NET CASH USED IN INVESTING ACTIVITIES	(596,839)	(18,798)	(225,826)

FINANCING ACTIVITIES
Payments on notes payable	(97,814)	(20,000)	-
Payments on notes payable to officer	-	(12,550)	-
Payments on capital leases	(122,558)	(282,032)	(342,396)
Proceeds from note payable	-	409,000	691,000
Advances from Sensar Corp.	-	500,000	-
Proceeds from recapitalization	-	1,114,806	-
Proceeds from exercise of stock options	-	117,680	222,380
Proceeds from issuance of preferred stock	865,000	-	-
Proceeds from sale of Series A preferred stock	-	-	900,000
Payment of costs associated with issuance of stock	-	(268,513)	(47,304)
Payment of loan costs	-	-	(60,744)
Proceeds from factor, net	-	-	142,118

NET CASH PROVIDED BY FINANCING ACTIVITIES	644,628	1,558,391	1,505,054

NET INCREASE (DECREASE) IN CASH	(2,129,318)	103,315	535,632
Cash at the beginning of the period	2,263,514	134,196	237,511

Cash at the end of the period	$134,196	$237,511	$773,143

Supplementary disclosure of cash paid during the period for:
Interest	$40,148	$58,301	$123,495
Income taxes	$1,600	$1,600	$2,400
Equipment acquired under capital leases	$180,618	$373,232	$726,291

See independent auditors' report and notes to financial statements

[	TABLE OF CONTENTS	]

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002 AND 2003

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Presentation

VitalStream Holdings, Inc. ("VHI"), formerly known as Sensar Corporation, (together with its subsidiaries, the "Company"), is a streaming media and managed services company that offers a broad range of business-to-business Internet products and services, including live webcasting, audio and video streaming, media hosting and consulting services.

VHI historically engaged in the design, development, manufacturing, and marketing of analytical scientific instrumentation. After experiencing losses for several years, during 1999, VHI sold substantially all of its assets relating to its prior operations. On February 13, 2002 VHI entered into an Agreement and Plan of Merger (the "VitalStream Merger Agreement") with VitalStream, Inc. ("VitalStream") regarding the merger of VitalStream with a wholly-owned subsidiary of VHI (the "VitalStream Merger"). The VitalStream Merger, in which the wholly-owned subsidiary of VHI merged with and into VitalStream, (resulting in VitalStream becoming a wholly-owned subsidiary of VHI), was consummated on April 23, 2002.

Although from a legal perspective, VHI acquired VitalStream in the VitalStream Merger, from an accounting perspective the VitalStream Merger is viewed as a recapitalization of VitalStream accompanied by an issuance of stock by VitalStream for the net assets of VHI. This is because VHI did not have operations immediately before the VitalStream Merger, and following the VitalStream Merger, VitalStream was the operating company. See Note 7.

VitalStream was incorporated in Delaware in March 2000 to provide a complete solution on an outsource basis to customers wishing to broadcast audio and video content and other communications over the Internet. In September 2000, VitalStream entered into an agreement to acquire SiteStream, Incorporated ("SiteStream"). SiteStream had been organized in 1998 for the purpose of operating a website hosting business. SiteStream had failed to achieve profitability; however, it had developed a substantial customer base for its hosting business and had garnered technical expertise in audio and video streaming. VitalStream and SiteStream began integrating their operations in November 2000 and began functioning as a fully combined enterprise by the end of the first quarter of 2001.

As discussed in Note 14, on January 16, 2003, the Company consummated its acquisition of the hosting and colocation business of Epoch Hosting, Inc. and Epoch Networks, Inc. ("Epoch").

Liquidity

The Company has incurred recurring losses and had net losses aggregating $6 million for the fiscal years ended December 31, 2001, 2002 and 2003. The Company's business strategy includes attempting to increase its revenue through its strategic partnerships and by focusing its selling efforts towards larger enterprise clients. The Company intends to finance this portion of its business strategy by using its current working capital resources and cash flows from operations. Management believes its cash flows from operations, together with its liquid assets will be sufficient to fund ongoing operations through at least December 31, 2004. The Company's business strategy also includes the possibility of engaging in strategic acquisitions or otherwise taking steps to more rapidly increase its growth rates. The Company would likely seek additional financing in order to pay for costs associated with attempts to accelerate its growth rate or associated with any mergers or acquisitions.

Principles of Consolidation

The consolidated financial statements include the accounts of VHI and its wholly-owned subsidiaries, VitalStream, Inc., SiteStream Incorporated and VitalStream Broadcasting Corporation. The term "Company" used herein means VitalStream Holdings, Inc. and its subsidiaries, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated. In February, 2003, SiteStream was merged into VitalStream, Inc.

[	TABLE OF CONTENTS	]

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the allowance for doubtful accounts, deferred tax asset valuation allowance and useful lives for depreciable and amortizable assets. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity at date of purchase of three months or less to be cash equivalents. Restricted cash is not considered part of cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

Accounts Receivable & Concentration of Business and Credit Risk

The Company markets its services to companies and individuals in many industries and geographic locations throughout the United States. The Company's operations are subject to rapid technological advancement and competition in the industry.

Accounts receivable represent financial instruments with potential credit risk. The Company sometimes offers its customers credit terms. The Company makes periodic evaluations of the creditworthiness of its customers and in nearly all cases retains physical possession of the customer's equipment as collateral in the event of non-payment. In the event of non-payment or default, the Company has the ability to terminate services.

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make the required payments. Management specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness, and changes in customer payment terms when making estimates of the collectibility of the Company's trade accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer-specific or general economic issues, increases in the allowance may be made. Accounts receivable are written off when all collection attempts have failed. Based on the information available, management believes the Company's accounts receivable are collectible.

Property & Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the remaining lease term at the date of installation.

Restricted cash

The Company had $250,169 of restricted cash at December 31, 2003, securing a facility lease. This restricted cash was included in the assets purchased from Epoch (see Note 14).

Customer list

The company acquired a customer list valued at $160,851 with the acquisition of the Epoch assets on January 16, 2003 (see Note 14). This customer list is amortized over its estimated useful life of 36 months. The Company expensed $50,000 during the year ended December 31, 2003 with respect to this customer list.

Loan Costs

Loan costs are related to the Dolphin Notes (see Note 4). They are amortized over the term of the notes, 22 years. A total of $31,900 was expensed during the year ended December 31, 2003, including $29,252 related to the Old Dolphin Notes. Accumulated amortization of loan costs related to the new Dolphin Notes amounted to $2,648 at December 31, 2003.

[	TABLE OF CONTENTS	]

Goodwill

Goodwill represents the excess of cost over the value of net assets of businesses acquired pursuant to Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and is carried at cost unless write-downs for impairment are required. The Company evaluates the carrying value of goodwill on an annual basis and whenever events and changes in circumstances indicate that the carrying amount may not be recoverable, adjustment is then made. To date, no such impairment has been recorded.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments. As of December 31, 2002 and 2003, the Company's capital lease obligations, factoring liability and notes payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

Revenue Recognition

The Company applies the provisions of SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for the disclosure of revenue recognition policies.

Revenue consists primarily of fees for streaming media services, web hosting and managed services. Streaming media service fees, which are typically usage-based, are recognized as the service is provided. Web hosting and managed services fees, generally consisting of fixed monthly amounts, are also recognized as the service is provided.

Research and Development

Research and development costs are expensed as incurred, and amounts to $274,232, $271,604 and $337,510 for the year ended December 31, 2001, 2002 and 2003, respectively.

Cost of Revenue

Cost of revenue includes the cost of license fees for operating systems software and the direct costs of operating the Company's network, including telecommunications charges and depreciation on the Company's data center equipment.

Net Loss Per Share

Net loss per common share is computed using the weighted average number of common shares outstanding during the periods presented. Warrants, and options to purchase shares of the Company's stock under its stock option plans, may have a dilutive effect on the Company's earnings per share in the future but are not included in the calculation for 2001, 2002 and 2003 because they have an antidilutive effect in those periods.

Advertising Costs

Advertising and promotional materials are expensed when incurred. Total advertising costs were $146,414, $204,451, and $99,295 for the years ended December 31, 2001, 2002 and 2003, respectively.

Stock-Based Compensation

The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "Disclosure only" alternative described in Statement of Financial Accounting Standards, (SFAS) No. 123, Accounting for Stock-Based Compensation, amended by SFAS No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure.

[	TABLE OF CONTENTS	]

Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the carrying amounts on the financial statements of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the portion of tax benefits that more likely than not, will not be realized based on available evidence.

Debt Restructuring

The Company accounted for its debt restructuring in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructuring. In accordance with this statement, the effects of the modifications of the terms of the notes payable are recognized prospectively, and do not change the carrying amount of the payable at the date of the restructuring.

Recently Issued Accounting Standards

SFAS 143. In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities and to all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. We adopted SFAS 143 at the beginning of fiscal 2003. The adoption of this statement did not have a material impact on our results of operations or financial position.

SFAS 144. In August 2001, the FASB issued SFAS 144, Accounting for the Impairment and Disposal of Long-Lived Assets. This statement requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and broadens the presentation of discontinued operations to include disposal transactions. We adopted SFAS 144 at the beginning of fiscal 2002. The adoption of this statement did not have a material impact on our results of operations or financial position.

SFAS 146. In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issues 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material impact on our results of operations or financial position.

SFAS 148. In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair market value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The disclosure requirements of this statement were effective for our fiscal year ended December 31, 2003.

SFAS 150. May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments that are within the scope of the statement, which previously were often classified as equity, must now be classified as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise generally effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material effect on our results of operations or financial position.

[	TABLE OF CONTENTS	]

FIN 45. In November 2002, the FASB issued FASB Interpretation (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 expands the disclosures required by guarantors for obligations under certain types of guarantees. It also requires initial recognition at fair value of a liability for such guarantees. We adopted the disclosure requirements of FIN 45 for the year ended December 31, 2002 and the liability recognition requirements to all guarantees issued or modified after December 31, 2002. The adoption of these requirements did not have a material impact on our results of operations or financial position.

FIN 46. In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities (VIEs). FIN 46 establishes standards for determining under what circumstances VIEs should be consolidated with their primary beneficiary, including those to which the usual condition for consolidation does not apply. FIN 46 also requires disclosures about unconsolidated VIEs in which the Company has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. We have evaluated our relationships and do not believe we have any consolidatable VIEs. As such, we do not believe the adoption of this requirement will have a material impact on our results of operations or financial position.

2.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,

	2002	2003

Computers and office equipment	$518,577	$1,063,128
Data center equipment	765,653	1,036,551
Furniture and fixtures	110,966	131,949
Leasehold improvements	256,630	608,090

	1,651,826	2,839,718
Less accumulated depreciation and amortization	842,766	1,438,787

	$809,060	$1,400,931

3.   FACTORING AGREEMENTS

On June 30, 2003, the Company obtained two accounts receivable factoring lines of credit with Alliance Bank that allow the Company to sell up to an aggregate $1,000,000 in accounts receivable to the bank. Pursuant to certain provisions of the Factoring and Security Agreements ("Factoring Agreements"), the bank will advance between 60% and 80% of the face amount of the invoice, at interest rates ranging from 13 1/2% to 15 1/2%. The Company has pledged substantially all of its assets to secure repayment of the factoring lines of credit. The Factoring Agreements automatically renew at the end of one year unless terminated earlier by either party. In order to be able to grant a security interest to Alliance Bank, the Company was required under the restrictive covenants related to the Dolphin Notes described in Note 4 to enter into an Amended and Restated Security Agreement with Dolphin granting Dolphin a security interest in substantially all of our assets other than our accounts receivable in order to secure the Dolphin Notes.

4.   NOTES PAYABLE AND DEBT RESTRUCTURING

On November 1, 2002, VHI entered into a Convertible Note and Warrant Purchase Agreement with Dolphin Communications Fund II, L.P. and Dolphin Parallel Fund II (Netherlands), L.P. (collectively, "Dolphin"). On January 15, 2003, the Initial Note Purchase Agreement was terminated and superseded by the Amended and Restated Note Purchase Agreement (the "Amended Note Purchase Agreement"). The transaction contemplated by the Amended Note Purchase Agreement was consummated on January 16, 2003.

[	TABLE OF CONTENTS	]

Pursuant to the Amended Note Purchase Agreement, Dolphin invested $1.1 million in VHI in exchange for $1.1 million in 10% Convertible Promissory Notes (the "Old Dolphin Notes") and warrants to purchase common stock of VHI (the "Dolphin Warrants"). The proceeds of the Old Dolphin Notes were used in part, to pay the $200,000 cash portion of the purchase price under the Amended and Restated Asset Purchase Agreement with Epoch, described in Note 14, and related transaction expenses. Dolphin indirectly owned an approximately 95% equity interest in Epoch, and Salvatore Tirabassi, who was elected to the board of directors of VHI on January 9, 2003, is an affiliate of Dolphin.

The Old Dolphin Notes bore interest at the rate of 10% per annum, required quarterly payment of accrued interest and were due and payable in full on the third anniversary of the issue date. The Old Dolphin Notes were convertible into a number of shares of common stock of VHI constituting 13.2% of the outstanding shares of common stock of VHI on the closing date of the Epoch acquisition following the consummation of the Epoch acquisition (4,256,141 shares), subject to adjustment to avoid dilution from shares of common stock of VHI that were issued to former VitalStream shareholders under the contingent share provisions of the VitalStream Merger Agreement and that were issued to Epoch Hosting, Inc. pursuant to the Amended and Restated Asset Purchase Agreement. The Old Dolphin Warrants permitted the holder to purchase up to an aggregate of 2.38% of the outstanding common stock of VHI as of the close of the Epoch acquisition (766,105 shares), subject to adjustment on the same terms as the Dolphin Note, at an exercise price of $.34 per share during a three-year term. The Old Dolphin Warrants had been valued at $42,136. In addition, VHI paid Dolphin a financing fee of 95,539 shares of VHI common stock (valued at $25,000) and $42,500 in cash.

In connection with the Amended Note Purchase Agreement, VHI entered into a Registration Agreement under which VHI agreed to register the re-sale of any shares issued to Dolphin pursuant to the conversion of the Dolphin Notes or upon the exercise of the Dolphin Warrants. Pursuant to an investor rights agreement, VHI granted Dolphin Equity Partners a preemptive right on future issuances of preferred equity securities, which would allow Dolphin to maintain its ownership percentage at the same level after the issuance of such preferred equity securities and, together with certain shareholders, agreed to appoint or elect a Dolphin appointee to VHI's board of directors.

Pursuant to a Securities Exchange and Purchase Agreement dated September 30, 2003, (the "Purchase Agreement"), the Company and Dolphin exchanged the Old Dolphin Notes for $1.1 million in 7% Convertible Promissory Notes (the "Dolphin Notes") with different terms than the Old Dolphin Notes and amended various agreements and covenants associated with the Old Dolphin Notes. The Dolphin Notes mature on the earlier to occur of (a) January 15, 2025, or (b) consummation of a change of control transaction meeting certain criteria. Under the Dolphin Notes, interest accrues on the outstanding principal and accrued interest amounts, at the rate of 7% per annum and is compounded monthly. Interest on the Dolphin Notes accrues until January 15, 2006; after that date, interest does not accrue. Approximately $27,000 of accrued but unpaid interest under the Old Dolphin Notes was converted into accrued interest under the Dolphin Notes. Under the Dolphin Notes, quarterly interest payments are not required; interest is payable in cash at maturity, or in cash or common stock (at the Company's election) upon conversion of the principal amount of the Dolphin Notes into common stock. If a Dolphin Note is converted into 2003 Series B Preferred Stock ("Series B Preferred"), the interest becomes an accrued dividend. The principal amount of the Dolphin Notes is convertible into common stock at a rate of $.1997 per share, decreased from $.2349 per share under the Old Dolphin Notes, or into any subsequently issued preferred stock at a rate equal to the sale price of such preferred stock. The Dolphin Notes are also convertible into Series B Preferred at a rate of 1 share per $1,000 principal amount. The terms of the Series B Preferred closely mirror the terms of the Series A Preferred described in Note 8 below, except the conversion rate is the same as the Dolphin Notes. The terms of the Dolphin Notes require the holder to convert into Series B Preferred or common stock if the common stock has become listed on an exchange or NASDAQ, or if, upon conversion, as a result of converting the Dolphin Notes (debt) into Series B Preferred or common stock (shareholders' equity), the Company's common stock would qualify for listing on an exchange or NASDAQ. Like the Old Dolphin Notes, the Dolphin Notes are initially not prepayable unless the Company meets certain debt/equity ratio and current ratio tests, and pays a 10% premium. The Dolphin Notes are prepayable after October 2006 without limitation and without a premium. The Dolphin Notes contain various restrictive covenants related to future operation of the Company and are secured by an Amended and Restated Security Agreement. Pursuant to the Amended and Restated Security Agreement, the Company granted Dolphin a security interest in all of its assets (other than accounts receivable) until the earlier to occur of the date the Dolphin Notes are paid in full or the date the security interest the Company granted to Alliance Bank in connection with its accounts receivable financing is terminated.

[	TABLE OF CONTENTS	]

In addition, in connection with the exchange of the Old Dolphin Notes for Dolphin Notes, the warrants to purchase common stock (the "Old Warrants") issued to Dolphin in connection with their purchase of the Old Dolphin Notes were exchanged for Amended and Restated Warrants (the "New Warrants"). The New Warrants have an exercise price of $0.30 per share, compared to $0.34 per share under the Old Warrants, expire on September 30, 2006, compared to January 15, 2006 for the Old Warrants, and like the Old Warrants, permit the holder to purchase a formula-determined number of shares of common stock (currently 842,825 shares). The value of the new warrants is $123,895, and additional legal fees of $44,078 brought the total loan costs to $226,035, which will be amortized over the life of the notes payable. The new effective discounted interest rate, excluding amortization of loan costs, resulting from the debt restructuring accounted for under SFAS 15 is approximately 0.75%. Had the Company accounted for its interest under the terms of the contract, which provide for an interest rate of 7% until 2006, the amount of the liability would have increased by $19,000.

5.   INCOME TAXES

The primary difference between the Company's effective income tax rate and the statutory federal tax rate for the year ended December 31, 2003, relates primarily to losses incurred for which no tax benefit was recognized, due to the uncertainty of their realization. The Company recorded a valuation allowance for 100% of its deferred tax benefit, which is mainly comprised of its loss carryforwards.

At December 31, 2003, the Company has available for federal and state income tax purposes, net operating loss carryforwards of approximately $7,700,000 and $4,300,000, respectively, which begin to expire in 2007. Because of statutory "ownership changes," the amount of net operating losses which may be utilized in future years is subject to significant limitations.

A reconciliation of income tax expense that would result from applying the domestic federal statutory rate to pre-tax income from continuing operations, with income tax expense presented in the financial statements is as follows:

	2001	2002	2003

Income tax at the Federal
Statutory rate (34%)	$(950,000)	$(730,000)	$(350,000)
State franchise tax at 8.84%	(250,000)	(190,000)	(90,000)
Rebate for franchise tax	85,000	65,000	30,000
Valuation allowance	1,116,600	856,600	410,400

	$1,600	$1,600	$2,400

6.   COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases facilities and equipment under various lease arrangements. The lease terms range from month-to-month to six years. In November 2002 and August 2003, the Company amended its lease agreement for its corporate facilities located in Irvine, California, extending the term to October 31, 2006, and adding additional space. The Company is required to pay its pro rata share of all taxes, building maintenance costs and insurance. Annual base rental lease payments are as follows:

November 1, 2003 - October 31, 2004	$132,948
November 1, 2004 - October 31, 2005	$138,036
November 1, 2005 - October 31, 2006	$143,136

[	TABLE OF CONTENTS	]

In connection with the acquisition of the hosting and colocation assets of Epoch (see Note 14), the Company assumed a sublease for 16,577 rentable square-feet in Los Angeles, California. The sublease expires on February 27, 2009. Annual base rental payments for this facility are approximately $364,694 until November 2004, and $397,848 thereafter.

Operating lease expense was $172,623, $215,606, and $589,943 for the years ended December 31, 2001, 2002 and 2003, respectively. Assets capitalized under capital leases totaled $573,464 and $1,111,614 at December 31, 2002 and 2003, respectively. Amortization of assets capitalized under capital leases is included in depreciation and amortization expense.

Future minimum annual lease payments under noncancelable lease arrangements at December 31, 2003 are as follows:

Calendar Year	Capital leases	Operating Leases	Rent

2004	$429,322	$15,051	$502,776
2005	325,314	14,104	536,734
2006	120,625	5,506	517,128
2007	-	193	397,848
2008	-	-	397,848
2009	-	-	65,124

Totals	$875,261	$34,854	$2,417,458

Less Interest	(180,686)

	694,575
Less current portion	(316,988)

Due after 1 year	$377,587

Contractual Commitments

The Company entered into contracts with telecommunication providers under which the Company has committed to a minimum usage to be purchased from these providers. The Company is committed to spend a minimum of $1,007,000 in 2004, and $247,000 in 2005.

Employment Agreements

The Company has employment agreements with five (5) of its executives, which provide for minimum aggregate annual base salaries of $690,000 annually. The employment agreements for three (3) of the executives provide for bonuses to be paid, based upon achieving targets that are approved by the Company's board of directors. While each respective executive's employment is terminable at will by the Company, severance payments are provided for in case of termination without cause, as is defined in the employment agreements.

Legal Matters

The Company is involved in certain other legal actions and claims arising in the ordinary course of business. It is the opinion of management, that such litigation and claims will be resolved without a material adverse effect on the Company's financial position.

[	TABLE OF CONTENTS	]

7.   RECAPITALIZATION

On April 23, 2002, VHI and VitalStream Operating Corporation, a wholly-owned subsidiary of VHI ("Merger Sub"), consummated the VitalStream Merger, pursuant to which Merger Sub was merged with and into VitalStream, with VitalStream surviving as a wholly-owned subsidiary of VHI. This transaction was recorded as a recapitalization. Before the VitalStream Merger, VHI was not an operating company, and its assets consisted principally of cash of approximately $1,100,000 and a note receivable from VitalStream for $500,000. Under the terms of the VitalStream Merger, VHI issued 19,438,895 shares of VHI common stock to the former shareholders of VitalStream (including 1,757,981 shares issued in December 2002, and 2,452,393 shares issued in May 2003, both as contingent consideration) in exchange for all of the outstanding shares of VitalStream.

In addition, options and warrants to purchase VitalStream common stock that were outstanding when the VitalStream Merger closed were automatically converted into options and warrants to purchase VHI common stock. The replacement options and warrants have the same vesting terms, expiration date and aggregate exercise price as the options or warrants being replaced. The replacement options and warrants permit the holder to purchase a number of shares of VHI common stock equal to the number of shares of VHI common stock the holder would have received in the VitalStream Merger had the holder exercised the option in full, immediately before the VitalStream Merger. Nonetheless, the number of shares of VHI common stock subject to the replacement options and warrants at December 31, 2003 is 2,376,854 shares of VHI common stock.

8.   SHAREHOLDERS' EQUITY

In September 2001 VitalStream received $865,000 from the sale of 1,730,000 shares of Series C convertible preferred stock ("Series C Preferred Stock") in a private placement to a group of investors. Such shares of Series C Preferred Stock converted into an aggregate of 1,257,589 shares of VHI common stock in the VitalStream Merger. The shares of Series C Preferred Stock have been retroactively restated to present the number of shares outstanding after the VitalStream Merger.

The number of shares of common stock of VitalStream was also retroactively restated to present the number of shares after their conversion into VHI common stock in the VitalStream Merger. For all such restatements, we used the conversion rate of .72693 shares of VHI common stock for every share of VitalStream common stock.

Subsequent to April 23, 2002, contingent shares and options that were issued to the former shareholders and optionholders of VitalStream, pursuant to the terms of the merger, were as follows:

Date	Number of Shares	Number of Options

December 23, 2002	1,757,981	208,512
May 13, 2003	2,452,393	283,075

Totals	4,210,374	491,587

[	TABLE OF CONTENTS	]

On September 30, 2003, the Company entered into a Purchase Agreement described above among the Company, Dolphin Communications Fund II, L.P. and Dolphin Parallel Fund II (Netherlands), L.P. and their affiliates and certain members of the Company's management team. Pursuant to the Purchase Agreement, at the same time as the note exchange described in Note 4 above, Dolphin purchased $550,000 in shares of 2003 Series A Preferred Stock ("Series A Preferred") and associated warrants at a purchase price of $1,000 per unit, with each unit comprised of one share of Series A Preferred and a warrant (an "Additional Warrant") to purchase 833S shares of common stock at an exercise price of $0.30 per share during a three-year term. Certain members of the Company's executive management team purchased for cash, $350,000 in the Series A Preferred and Additional Warrants on the same terms. Each share of Series A Preferred has a liquidation value of $1,000. Dividends accrue on the liquidation value of the Series A Preferred, and on accrued but unpaid dividends, at the rate of 7% per annum until January 15, 2006; after that date, dividends do not accrue. Dividends are payable when, as and if determined by the Company's Board of Directors, except payment is required in connection with a conversion of the Series A Preferred to common stock (in cash or common stock, at the election of the Company) or redemption (in cash). The liquidation value of each share of Series A Preferred is convertible into common stock at the rate of $0.235 per share, subject to weighted average adjustment for future issuances below conversion price. Shares of Series A Preferred are redeemable at the option of the Company at any time after September 30, 2009. The Company must redeem the Series A Preferred in connection with a change of control transaction. The redemption price of each share of Series A Preferred is the liquidation value plus accrued but unpaid dividends with respect to such share. Shares of Series A Preferred vote with the common stock on an as-converted basis. The shares of Series A Preferred contain various restrictive covenants related to the future operations of the Company.

At December 31, 2003, 16,998,889 shares of VHI common stock were reserved for issuance as follows:

Convertible Notes	5,508,662
Preferred Stock	3,829,788
Warrants currently issued and outstanding	3,075,827
Options currently issued and outstanding	4,584,612

Total	16,998,889

9.   STOCK OPTIONS, WARRANTS AND STOCK GRANTS

VitalStream had a stock option/stock issuance plan (the "VitalStream Stock Option Plan") that provided for the granting of incentive stock options, non-statutory stock options or shares of common stock directly to certain key employees, members of the Board of Directors, consultants and independent contractors according to the terms of the plan. All options by VitalStream before April 23, 2002 were issued under the VitalStream Stock Option Plan. Stock grants made under the VitalStream Stock Option Plan amounted to 0, 500,000 and 0 VitalStream shares (0, 363,465 and 0 VHI shares) in 2001, 2002 and 2003, respectively. The VitalStream Stock Option Plan provided for issuance of options to purchase common stock of the Company at 100% of the fair market value at the time of grant with vesting generally over a three-year period. Options under the VitalStream Stock Option Plan were issued solely to employees and consultants of the Company. In May 2001, the board of directors, with shareholder approval, increased the amount of shares available for grant by 2,000,000, taking the total amount available to 4,000,000.

On April 23, 2002, in connection with the VitalStream Merger, stock options granted under the VitalStream Stock Option Plan were converted into options granted under the VHI 2001 Stock Incentive Plan (Amended and Restated) (the "VHI Stock Option Plan"). The VitalStream stock options were converted at the same conversion rate as the shares of common stock, .72693 shares of VHI common stock (.92791 after adjustment for contingencies) for every share of VitalStream common stock subject to the option. The terms of the replacement options issued under the VHI Stock Option Plan are the same as the options issued under the VitalStream Stock Option Plan in all material respects. The number of stock options disclosed below in the summary of stock option activity has been restated to reflect the conversion of VitalStream options into VHI options. Before the VitalStream Merger, there were 2,690,000 options to purchase VHI common stock outstanding under the VHI Stock Option Plan held by the present and former VHI officers and directors. Such options remained outstanding following the VitalStream Merger (and because the VitalStream Merger is treated as a recapitalization of VitalStream for accounting purposes, such options are treated as having been assumed by VitalStream in the VitalStream Merger in these financial statements). Such options were fully vested at December 31, 2003, 690,000 expired in April 2003, 1,360,240 were exercised and the remaining 639,760 expire May 2004. The VHI Stock Option Plan was adopted by the Company's Board of Directors in January of 2002, reserving 8,000,000 shares for issuance, which plan was then subsequently approved by the shareholders in January 2003.

[	TABLE OF CONTENTS	]

On November 25, 2003 and September 2, 2003, two of the former Sensar directors (who were also officers) and two additional former Sensar directors, respectively, entered into agreements whereby certain provisions of their respective option agreements were amended. Each individual had a number of options with an exercise price of $0.25 per share ("$0.25 Options"), and a certain number of options with an exercise price of $0.46 per share ("$0.46 Options"). In exchange for their exercise of a certain number of their $0.25 Options before December 31, 2003, on January 1, 2004, the exercise price of the $0.46 Options would be reduced to $0.25 per share. Each individual exercised the appropriate number of $0.25 Options before December 31, 2003, and as a result, on January 1, 2004, the exercise price of the $0.46 Options for all four individuals was changed to $0.25 per share.

Stock-Based Compensation

SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred had the Company accounted for its employee stock options under the fair value method of that statement.

The fair value of options granted by the Company have been estimated at $0, $40,000 and $49,000, at the date of grant, for the years ended December 31, 2001, 2002 and 2003, respectively, using the Black-Scholes valuation method with the following assumptions:

	2001	2002	2003

Risk free interest rate	5%	3.87% to 5.16%	2.27% to 3.37%
Stock volatility factor	30%	30%	20%-33%
Weighted average expected option life	5 years	5 years	5 years
Expected dividend yield	None	None	None

No compensation expense was recorded for the years ended December 31, 2001, 2002 and 2003. For purposes of determining pro forma amounts, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's compensation expense used in determining the pro forma information may not be indicative of such expense in future periods.

[	TABLE OF CONTENTS	]

The pro forma net loss per share had the Company accounted for its options using FAS 123 would have been as follows:

	2001	2002	2003

Net loss reported	$(2,802,633)	$(2,186,627)	$(1,055,310)

Basic and diluted loss per share as reported	(0.21)	(0.10)	(0.04)

Stock-based employee compensation cost, net of related tax effect included in the determination of net loss as reported	-	-	-

Total stock-based employee compensation, net of related tax effect that would have been included in the determination of net loss if the fair value-based method would have been applied to all awards	-	(3,300)	(17,000)

Pro forma net loss as if the fair value-based method had been applied to all awards	(2,802,633)	(2,189,927)	(1,072,310)

Pro forma basic and diluted loss per share as if the fair value method had been applied to all awards	(0.21)	(0.10)	(0.04)

A summary of the VHI stock option activity and related information follows:

	December 31, 2001		December 31, 2002		December 31, 2003
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding - beginning of year	364,678	$0.61	1,979,553	$0.58	4,913,981	$0.41
Granted	1,654,129	$0.59	703,731	$0.45	1,179,500	$0.33
Sensar options assumed	-	$-	2,690,000	$0.31	-	$-
Contingent options earned	-	$-	208,512	$-	283,075	$-
Exercised	-	$-	(470,720)	$0.25	(889,520)	$0.25
Forfeited	(39,254)	$1.13	(197,095)	$0.69	(902,424)	$0.36

Outstanding - end of period	1,979,553	$0.58	4,913,981	$0.41	4,584,612	$0.41

Exercisable at the end of period	274,368	$0.63	3,425,232	$0.39	2,845,891	$0.44

Weighted average fair value of
options granted during the year		$0		$40,000		$49,000

[	TABLE OF CONTENTS	]

The details of the VHI options outstanding as of December 31, 2003 are as follows:

	Options Outstanding			Options Exercisable

Range of Exercisable prices	Number Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.20 - $0.30	702,760	3.74	$0.24	89,760	$0.25
$0.32 - $0.47	3,242,579	2.65	$0.37	2,295,416	$0.38
$0.52 - $0.67	248,000	3.45	$0.58	91,666	$0.52
$0.88	391,273	2.16	$0.88	369,049	$0.88

Total	4,584,612	2.82	$0.41	2,845,891	$0.44

Stock Warrants

On April 23, 2002, VHI granted warrants to purchase shares of VHI's common stock as finders' fees as follows:

Number of shares	Per Share Exercise Price	Expiration date

637,500	$0.50	April 23, 2005
212,500	$0.50	April 23, 2005

These warrants were related to the VitalStream Merger, which was accounted for as a recapitalization, and therefore, no value was assigned to these warrants. These warrants became exercisable on their grant date. Originally, these warrants had an expiration date of October 23, 2003. In conjunction with an amendment to a finders' fee agreement, the expiration date was extended to April 23, 2005.

On May 7, 2002, the Company granted to its investment banker a warrant to purchase 25,000 shares of the Company's common stock at an exercise price of $0.45 per share. The warrant became exercisable on the grant date, and expires on May 7, 2007. No value was assigned to this warrant.

On November 26, 2002, the Company granted to Dolphin, a warrant to purchase 842,825 shares of the Company's common stock at an exercise price of $0.34 per share. The warrant became exercisable on the grant date, and expires on November 26, 2005. A value of $42,136 was originally assigned to this warrant, and was recorded as deferred loan cost, which was amortized over the three year term of the loan. On September 30, 2003, the purchase price of these warrants was reduced to $0.30 per share in connection with the debt restructuring, and the expiration date was changed from November 2005 to September 2006. The change in terms changed the value of these warrants to $123,000, which created an increase of the loan cost by $93,225. Such costs are being amortized over the term of the loan.

On January 16, 2003, the Company granted to its investment banker, a warrant to purchase 200,000 shares of the Company's common stock at an exercise price of $0.35 per share, and a warrant to purchase 200,000 shares of the Company's common stock at an exercise price of $0.26 per share. The warrants became exercisable on the grant date, and expire on January 16, 2008. These warrants were valued at $9,000 and were recorded as loan costs to be amortized over the life of the loan.

[	TABLE OF CONTENTS	]

On September 30, 2003, in conjunction with the sale of shares of preferred stock described in Note 8, a warrant to purchase 458,333 shares of the Company's common stock at an exercise price of $0.30 per share was issued to Dolphin and warrants to purchase an aggregate of 291,667 shares of the Company's common stock at an exercise price of $0.30 per share were issued to five of the Company's executive officers. The warrants became exercisable on the grant date, and expire on September 30, 2006.

On October 21, 2003, the Company granted to one of its vendors a warrant to purchase 25,000 shares of the Company's common stock at an exercise price of $0.36 per share in conjunction with an amendment to a prior revolving lease line of credit agreement. The warrant became exercisable on the grant date, and expires on October 21, 2006. This warrant was valued at $3,200.

On November 3, 2003, the Company granted to an individual, a warrant to purchase 50,000 shares of the Company's common stock at an exercise price of $0.48 per share in conjunction with an agreement to provide investor relations services to the Company. The warrant vests in equal quarterly installments over a one-year period, and expires on November 3, 2006. The warrant was valued at $5,700.

As of December 31, 2003 the following warrants were outstanding:

Number of shares	Per Share Exercise Price	Expiration date

850,000	$0.50	April 23, 2005
123,724	$0.41	July 31, 2005
1,592,825	$0.30	September 30, 2006
9,278	$0.54	October 15, 2006
25,000	$0.36	October 21, 2006
50,000	$0.48	November 3, 2006
25,000	$0.45	May 7, 2007
200,000	$0.35	January 16, 2008
200,000	$0.26	January 16, 2008

Total 3,075,827

10.   CONCENTRATIONS

At December 31, 2003, financial instruments that potentially subject the Company to credit risk, consist principally of cash, cash equivalents and restricted cash held at banks in excess of federally insured limits by approximately $800,000.

For 2003, the Company had a major customer who represented approximately 18% of total revenue for the year.

Total accounts receivable from two customers accounted for approximately 26% of total accounts receivable at December 31, 2003.

[	TABLE OF CONTENTS	]

11.   SITESTREAM PURCHASE

In March 2001, the Company acquired SiteStream, which became a wholly-owned subsidiary of the Company. The total consideration given in the transaction was 2,900,407 shares of VitalStream common stock (2,691,317 shares of VHI common stock), $22,500 cash to two dissenting shareholders and $706,740 of note forgiveness. The Company recorded the acquisition under the purchase method of accounting. Goodwill of $986,565 was recorded on the Company's financial statements as a result of the transaction. The Company recorded $24,665 of amortization during the year ended December 31, 2001, before FAS No. 142 was adopted.

In connection with the SiteStream transaction (and under separate employment agreements with them), the Company issued, subsequent to December 31, 2001, to two former executive officers of SiteStream and now employees of the Company, a total of 90,184 shares of the VitalStream common stock. Of the 90,184 shares, 50,854 shares were issued on January 16, 2002 and 39,330 shares were issued on February 1, 2002 (for a total of 83,683 shares of VHI common stock).

12.   SENSAR/VITALSTREAM MERGER

On April 23, 2002, VHI and Merger Sub consummated the VitalStream Merger with VitalStream, pursuant to which Merger Sub was merged with an into VitalStream, with VitalStream surviving as a wholly-owned subsidiary of VHI.

As a result of the VitalStream Merger, all of the outstanding shares of VitalStream capital stock were converted into the right to receive an aggregate of 15,228,521 shares of VHI common stock, plus additional shares as contingent consideration if certain conditions were met. As part of the contingent consideration, 1,757,981 shares and 2,452,393 shares were issued, during the years ended December 31, 2002 and 2003, respectively, representing approximately 73.9% of total shares of VHI immediately following the merger (plus contingent shares issues). All other contingencies had expired at December 31, 2003.

VHI assumed the VitalStream Stock Option Plan and all outstanding options and warrants to purchase VitalStream common stock. Such options and warrants together total 2,376,854 shares of VHI common stock as of December 31, 2003, after issuance of options under the contingencies above.

13.   RELATED PARTY TRANSACTIONS

When the Company acquired SiteStream Incorporated in March 2001, it assumed loans payable to two of SiteStream's officers, totaling $110,384. The Company repaid $45,631 during 2001, and the balance of $64,753 during 2002. These loans bore interest at 4.86%.

During 2001, the Company entered into three separate leases totaling approximately $80,000 in principal, in which the payments are personally guaranteed by two of the Company's officers and directors. During 2002, the Company entered into six separate leases totaling approximately $252,000 in principal, in which the payments are personally guaranteed by two of the Company's officers and directors.

In September 2001, four of the company's officers (two of whom are also directors) and a director purchased a total of 400,000 shares of the Company's Series C Preferred Stock in the Company's private placement at a price of $0.50 per share, described in Note 8. Shares were purchased at the offering price.

On November 1, 2001, the Company granted to three of its executive officers options to purchase 1,500,000 shares of VitalStream common stock (1,391,871 shares of VHI common stock), at an exercise price of $0.30 per share ($0.32 per share converted).

During 2002, two of VHI's former directors and executive officers exercised options to purchase 470,720 shares of VHI common stock at an exercise price of $0.25 per share.

In January 2002 and February 2002, VitalStream issued to two of its executive officers a total of 90,184 shares of VitalStream common stock as a bonus (83,683 shares of VHI common stock).

[	TABLE OF CONTENTS	]

On January 1, 2002, VitalStream granted to one of its executive officers 500,000 shares of its common stock (463,957 shares of VHI common stock).

In May 2002, a note payable for $50,000 to one of the Company's officers was purchased by an employee of the Company. Immediately after the purchase, the note was then converted into VHI common stock at a price of $0.37 per share.

On May 10, 2002, the Company granted to two if its executive officers and one if its directors options to purchase 115,000 shares of its common stock at an exercise price of $0.47 per share.

On September 9, 2002, the Company granted to one if its directors an option to purchase 50,000 shares of its common stock at an exercise price of $0.52 per share.

On October 10, 2002, the Company granted to one of its executive officers an option to purchase 250,000 shares of its common stock at an exercise price of $0.40 per share.

In addition, upon closing of the VitalStream Merger, consulting agreements between VHI and each of the former Chief Executive Officer of VHI, and the former Chief Operating Officer of VHI, became effective. Under such consulting agreements, each of the two individuals terminated his employment agreement with VHI, including all severance rights arising under such employment agreement, and agreed to provide consulting services to VHI. The former Chief Executive Officer received a consulting fee of $8,000 per month through December 31, 2002, and the former Chief Operating Officer received a consulting fee of $12,000 per month through December 31, 2002.

On January 27, 2003, the Company granted to one of its directors an option to purchase 200,000 shares of its common stock at an exercise price of $0.26 per share.

On April 1, 2003, the Company granted to one of its executive officers an option to purchase 250,000 shares of its common stock at an exercise price of $0.20 per share.

On June 16, 2003, the Company granted to one of its executive officers an option to purchase 75,000 shares of its common stock at an exercise price of $0.30 per share.

In September 2003, five of the company's officers (one of whom is also a director), purchased shares of the Company's Series A Preferred Stock in the Company's private placement described in Note 8. The five officers purchased $350,000 in shares of Series A Preferred and associated warrants at a purchase price of $1,000 per unit, with each unit comprised of one share of Series A Preferred and an Additional Warrant to purchase 833S shares of common stock at an exercise price of $0.30 per share during a three year term. Shares were purchased at the offering price.

14.   ACQUISITION OF HOSTING BUSINESS

On January 16, 2003, the Company acquired the Hosting Business of Epoch Hosting, Inc., and Epoch Holdings, Inc. through an Amended and Restated Asset Purchase Agreement. Pursuant to the agreement, VitalStream paid $200,000 in cash, and issued 3,498,419 shares of common stock subsequently followed by an additional 350,341 shares of common stock (together representing 12.5% of outstanding shares after the issuance). At December 31, 2002, the Company had disbursed $101,653 in direct costs related to the asset acquisition. The assets acquired, the liabilities assumed and the consideration given were as follows:

[	TABLE OF CONTENTS	]

Assets acquired:
Fixed assets	$422,000
Certificate of Deposit	300,000
Customer list	161,000

Liabilities assumed:
Accrued liabilities	(16,000)
Legal fees	(230,000)

Net value acquired	$637,000

Consideration paid:
Cash	$200,000
Equity issued	437,000

Total consideration paid	$637,000

[end of audited financial statements]

VitalStream Holdings, Inc.

Unaudited Financial Statements

[	TABLE OF CONTENTS	]

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES |CONSOLIDATED BALANCE SHEETS JUNE 30, 2004 AND DECEMBER 31, 2003

ASSETS
	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)

Current assets:
Cash	$10,255,215	$773,143
Accounts receivable, net of allowance for doubtful accounts/credits of $91,094 and $91,990 at June 30, 2004
and December 31, 2003, respectively	663,568	549,169
Prepaid expenses	265,271	230,607
Other current assets	90,589	91,117

Total current assets	11,274,643	1,644,036

Fixed assets, net	2,370,071	1,400,931

Restricted Cash	250,404	250,169
Goodwill	961,900	961,900
Loan costs	-	223,387
Customer list	83,138	110,851
Other assets	133,135	63,749

TOTAL ASSETS	$15,073,291	$4,655,023

LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$783,052	$699,365
Accrued compensation	174,385	172,898
Current portion of capital lease obligations	745,122	316,988
Factor borrowing payable	-	151,797
Accrued expenses	392,977	330,754

Total current liabilities	2,095,536	1,671,802

Capital lease obligations	923,414	377,587
Notes Payable, Note 4	-	1,132,700

	923,414	1,510,287

Commitments and Contingencies, Note 3

Shareholders' equity
Preferred stock, series A, par value $0.001; authorized shares, 1,000; issued and outstanding shares, 0 and 900 at June 30, 2004, and December 31, 2003, respectively, Note 4	-	1

Common stock, par value $0.001; authorized shares, 290,000,000; issued and outstanding shares, 60,028,768 and 31,747,912 at June 30, 2004, and December 31, 2003, respectively, Note 4	60,029	31,748

Additional paid-in capital	19,952,305	8,438,038
Accumulated deficit	(7,957,993)	(6,996,853)

Total shareholders' equity	12,054,341	1,472,934

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$15,073,291	$4,655,023

See condensed notes to consolidated financial statements

[	TABLE OF CONTENTS	]

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003 (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003

Revenue	$2,301,750	$1,697,520	$4,293,187	$3,449,968

Cost of revenue	894,695	730,975	1,734,921	1,512,825

Gross Profit	1,407,055	966,545	2,558,266	1,937,143

Research & development	96,200	86,347	198,511	171,052
Sales & marketing	673,269	471,492	1,264,502	947,728
General & administrative	664,997	683,573	1,271,544	1,214,885
Stock-based compensation	302,628	-	302,628	-

Operating Loss	(330,039)	(274,867)	(478,919)	(396,522)

Other income (expense):
Interest expense	(300,555)	(38,334)	(352,313)	(70,806)
Income tax expense	-	(2,400)	(2,400)	(2,400)
Other income (expense)	(16,318)	59,613	(26,446)	46,366

Net other income (expense)	(316,873)	18,879	(381,159)	(26,840)

Net Loss	$(646,912)	$(255,988)	$(860,078)	$(423,362)

Basic and diluted net loss per common share (less preferred dividends)	$(0.02)	$(0.01)	$(0.03)	$(0.01)

Shares used in computing basic and diluted net loss per common share	37,013,790	29,010,435	34,563,649	28,240,099

See condensed notes to consolidated financial statements

[	TABLE OF CONTENTS	]

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003 (Unaudited)
	Six Months Ended June 30,
	2004	2003

OPERATING ACTIVITIES
NET LOSS	$(860,078)	$(423,362)
Adjustments to net loss:
Depreciation and amortization	458,475	282,152
(Gain) loss on sale or disposal of equipment	(112)	4,738
Stock-based compensation	302,628	-
Changes in operating assets & liabilities
Accounts receivable (net)	(133,837)	(120,682)
Prepaid expenses	(54,058)	(38,913)
Other assets	(68,704)	(33,964)
Accounts payable	96,031	76,146
Accrued compensation	2,395	61,253
Accrued expenses	64,837	(128,546)

TOTAL CASH USED IN OPERATIONS	(192,423)	(321,178)

INVESTING ACTIVITIES
Additions to property & equipment	(110,155)	(49,672)
Proceeds from sale of equipment	2,550	4,000
Payments on purchase of assets from Epoch	-	(200,000)

NET CASH USED IN INVESTING ACTIVITIES	(107,605)	(245,672)

FINANCING ACTIVITIES
Payments on accrued interest of notes payable	(36,223)	-
Payments on capital leases	(307,318)	(165,975)
Payments of dividends associated with conversion of preferred stock	(101,062)	-
Issuance of common stock, net of offering expenses	10,125,774	-
Proceeds from exercise of stock options	233,288	-
Proceeds from note payable	-	691,000
Payments to factor, net	(132,359)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	9,782,100	525,025

NET INCREASE (DECREASE) IN CASH	9,482,072	(41,825)
Cash at the beginning of the period	773,143	237,511

Cash at the end of the period	$10,255,215	$195,686

Supplementary disclosure of cash paid during the period for:
Interest	$392,644	$71,322
Income taxes	$2,400	$2,400
Equipment acquired under capital leases	$1,281,279	$198,020

See condensed notes to consolidated financial statements

[	TABLE OF CONTENTS	]

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.     GENERAL

VitalStream Holdings, Inc. ("VHI"), formerly known as Sensar Corporation, (together with its subsidiaries, the "Company"), is a streaming media and managed services company that offers a broad range of business-to-business Internet products and services, including live webcasting, audio and video streaming, media hosting and consulting services.

VHI historically engaged in the design, development, manufacturing, and marketing of analytical scientific instrumentation. After experiencing losses for several years, during 1999, VHI sold substantially all of its assets relating to its prior operations. On February 13, 2002, VHI entered into an Agreement and Plan of Merger (the "VitalStream Merger Agreement") with VitalStream, Inc. ("VitalStream") regarding the merger of VitalStream with a wholly-owned subsidiary of VHI (the "VitalStream Merger"). The VitalStream Merger, in which the wholly-owned subsidiary of VHI merged with and into VitalStream, resulting in VitalStream becoming a wholly-owned subsidiary of VHI, was consummated on April 23, 2002.

Although from a legal perspective, VHI acquired VitalStream in the VitalStream Merger, from an accounting perspective the VitalStream Merger is viewed as a recapitalization of VitalStream accompanied by an issuance of stock by VitalStream for the net assets of VHI. This is because VHI did not have operations immediately prior to the VitalStream Merger, and following the VitalStream Merger, VitalStream was the operating company.

VitalStream was incorporated in Delaware in March 2000 to provide a complete solution on an outsource basis to customers wishing to broadcast audio and video content and other communications over the Internet. In September 2000, VitalStream entered into an agreement to acquire SiteStream, Incorporated ("SiteStream"). SiteStream had been organized in 1998 for the purpose of operating a website hosting business. SiteStream had failed to achieve profitability; however, it had developed a substantial customer base for its hosting business and had garnered technical expertise in audio and video streaming. VitalStream and SiteStream began integrating their operations in November 2000 and began functioning as a fully combined enterprise by the end of the first quarter of 2001.

As discussed in Amendment #1 to Current Report on Form 8-K/A, filed with the SEC on January 16, 2003, the Company consummated its acquisition of the hosting and colocation business of Epoch Hosting, Inc. and Epoch Networks, Inc. ("Epoch") in January 2003. Through this asset purchase transaction, the Company obtained a revenue-generating client base and the data center space it now operates in downtown Los Angeles.

Basis of Presentation -- This report on Form 10-Q (Form "10-Q") for the quarter ended June 30, 2004 should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 30, 2004. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004.

2.     SIGNIFICANT ACCOUNTING POLICIES

Interim Unaudited Financial Information -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The amounts that the Company will ultimately incur or recover could differ materially from its current estimates. The underlying estimates and facts supporting these estimates could change in 2004 and thereafter.

The consolidated financial statements include the accounts of VitalStream Holdings, Inc. and its wholly-owned subsidiaries, VitalStream, Inc. and VitalStream Broadcasting Corporation. All material intercompany accounts and transactions have been eliminated.

[	TABLE OF CONTENTS	]

Revenue Recognition -- Revenues consists primarily of fees for streaming media services, web hosting and managed services. Streaming media service fees, which are typically usage-based, are recognized as the service is provided. Web hosting and managed services fees, generally consisting of fixed monthly amounts, are also recognized as the service is provided. Service contracts are generally for periods ranging from one to 24 months and typically require payment at the beginning of each month.

Basic and Diluted Income (Loss) Per Share -- Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares outstanding and potential common shares outstanding when their effect is dilutive. Potential common shares result from the shares that would be issued upon the exercise of all outstanding stock options and warrants. Potential common shares have not been included in the calculation of weighted average shares used for the calculation of the diluted earnings per share, as their inclusion would have an anti-dilutive effect.

Debt Restructuring -- The Company accounted for its debt restructuring in October 2003 in accordance with SFAS No. 14, Accounting by Debtors and Creditors for Troubled Debt Restructuring. In accordance with this statement, the effects of the modifications of the terms of the notes payable are recognized prospectively, and do not change the carrying amount of the payable at the date of the restructuring.

Stock-Based Compensation -- The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "Disclosure only" alternative described in Statement of Financial Accounting Standards, (SFAS) No. 123, Accounting for Stock-Based Compensation, amended by SFAS No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure.

SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred had the Company accounted for its employee stock options under the fair value method of that statement.

During the second quarter of 2004, common stock options were modified for one former employee as part of a severance agreement which resulted in a new measurement date. The total number of options modified was 467,957. The difference between the exercise price and the fair value of the common stock on the new measurement date for the option totaled $302,628. As a result, $302,628 was recorded for the three months ended June 30, 2004 as a non-cash charge to stock-based compensation.

No stock-based compensation expense was recorded for the three months ended June 30, 2003. The fair value of options granted and modified by the Company have been estimated at $466,000 and $7,000, at the date of grant, for the three month periods ended June 30, 2004 and 2003, respectively, using the Black-Scholes valuation method.

[	TABLE OF CONTENTS	]

For purposes of determining pro forma amounts, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro forma net loss per share had the Company accounted for its options using FAS 123 would have been as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003

Net loss reported	$ (646,912)	$ (255,988)	$ (860,078)	$ (423,362)

Basic and diluted net loss per common share	(0.02)	(0.01)	(0.03)	(0.01)

Add back stock-based employee compensation cost, net of related tax effect included in the determination of net loss as reported

	302,628	-	302,628	-

Total stock-based employee compensation, net of related tax effect that would have been included in the determination of net loss if the value-based method would have been applied to all awards

	(276,261)	(3,369)	(282,761)	(6,249)

Pro forma net loss as if the fair value-based method had been applied to all awards
	(620,545)	(259,357)	(840,211)	(429,611)

Pro forma basic and diluted loss per share as if the fair value method had been applied to all awards
	(0.02)	(0.01)	(0.02)	(0.02)

3.     LEGAL MATTERS AND CONTINGENCIES

In the ordinary course of its business, the Company becomes involved in certain legal actions and claims, including lawsuits, administrative proceedings, regulatory and other matters. Substantial and sometimes unspecified damages or penalties may be sought from the Company in some matters, and some matters may remain unresolved for extended periods. While the Company may establish reserves from time to time based on its periodic assessment of the potential outcomes of pending matters, there can be no assurance that an adverse resolution of one or more such matters during any subsequent reporting period will not have a material adverse effect on the Company's results of operations for that period. However, on the basis of information furnished by counsel and others and taking into consideration the reserves, if any, established for pending matters, the Company does not believe that the resolution of currently pending matters, individually or in the aggregate, will have a material adverse effect on the Company's financial condition.

[	TABLE OF CONTENTS	]

4.    NOTE PAYABLE AND SHAREHOLDERS' EQUITY

Purchase Transaction

As discussed in our Current Report on Form 8-K filed on June 29, 2004 with the Securities and Exchange Commission, on June 16, 2004, the Company closed a transaction contemplated by a Purchase Agreement (the "Purchase Agreement") with WaldenVC II, L.P. ("Walden"), Dolphin Communications Fund II, L.P. and Dolphin Communications Parallel Fund II (Netherlands), L.P. and their affiliates (collectively, "Dolphin"), and 11 additional investors, including seven private investment funds and four executive officers of the Company. Pursuant to the Purchase Agreement, the Company issued to the investors an aggregate of 18,106,594 shares of common stock and 5,431,977 warrants to purchase common stock for an aggregate purchase price of $11 million, or $0.6075 per unit of one share and .3 warrants. The warrants have an exercise price of $0.6075 per share and expire on June 16, 2009. The warrants also include a call provision requiring the holder of the warrants to exercise the warrants within 10 days of the date, after December 16, 2004, that the closing sales price of the common stock on the principal U.S. trading market for the common stock has equaled or exceeded $1.50 per share (as adjusted for stock splits and dividends, reverse stock splits and the like) for ten consecutive trading days. The investor warrants also include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction.

In connection with the Purchase Agreement, the Company and the investors also executed a Registration Rights Agreement pursuant to which the Company agreed to file, and filed, on July 16, 2004, a registration statement registering the re-sale of the common stock issued under the Purchase Agreement and issuable upon the exercise of the warrants that were issued under the Purchase Agreement. The investors also became party to a Second Amended and Restated Registration Rights Agreement under which Walden was granted demand registration rights similar to those previously granted to Dolphin and all of the investors were granted piggyback registration rights.

The Company, the investors and certain key shareholders also executed an Investor Rights Agreement pursuant to which, among other things, the investors and key shareholders agreed to facilitate the election or appointment of a nominee for the board of directors designated by Walden beginning on June 30, 2004. Effective as of June 30, 2004, Phil Sanderson, a general partner at Walden VC, was appointed by the Company and its Board of Directors to fill the new board position.

ThinkEquity Partners, LLC, acted as placement agent for the transaction described in the Purchase Agreement. In exchange for its services, ThinkEquity received a cash commission of $770,000, which is 7% of the purchase price, and warrants to purchase 543,198 shares of common stock at an exercise price of $.80 per share. The placement agent warrants include a net exercise provision, one-time demand registration rights and piggyback registration rights. The placement agent warrants also include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction.

Conversion Transaction

Simultaneously with the closing of the transaction described in the Purchase Agreement, the Company, Dolphin and the other holders of the Company's outstanding shares of 2003 Series A Preferred Stock closed the transaction contemplated by a Conversion Agreement (the "Conversion Agreement") among such persons. Pursuant to the Conversion Agreement, Dolphin agreed to convert its $1.1 million in Amended and Restated Convertible Promissory Notes (the "Notes") into common stock in exchange for the Company's agreement to pay in cash all interest on the Notes that has accrued or would have accrued through September 30, 2004 and to pay a conversion premium equal to 14% of the outstanding principal (including accrued but unpaid interest through September 30, 2003) under the Notes. Upon conversion of the Notes, Dolphin was issued an aggregate of 5,516,411 shares of common stock and an aggregate cash payment of $267,131, of which approximately $231,000 representing the unaccrued portion was recorded as interest expense during the second quarter of 2004. As of June 30, 2004, the Company had no issued or outstanding notes payable or other long term debt other than obligations under capital leases.

As part of the same transaction, Dolphin and the other holders of 2003 Series A Preferred Stock agreed to convert all outstanding shares of 2003 Series A Preferred Stock into common stock in exchange for the Company's agreement to pay in cash all dividends that have accrued or would have accrued through September 30, 2004 with respect to the 2003 Series A Preferred Stock and to pay a conversion premium equal to 4% of the outstanding liquidation value of the 2003 Series A Preferred Stock. Upon conversion of the 2003 Series A Preferred Stock, the holders were issued an aggregate of 3,829,788 shares of common stock and an aggregate cash payment of $101,061. As of June 30, 2004, there were no shares of preferred stock of the Company issued or outstanding.

[	TABLE OF CONTENTS	]

Also, upon conversion of the Notes and shares of 2003 Series A Preferred Stock, the restrictive covenants contained therein, as well as Dolphin's security interest in substantially all of the Company's assets, were terminated.

In addition, pursuant to exhibits to the Purchase Agreement, (a) the warrants to purchase common stock held by Dolphin and the other former holders of 2003 Series A Preferred Stock were amended in order to delete any provisions that would decrease the exercise price, or increase the number of shares subject to the warrant, as a result of future issuances of common stock at a price per share less than the exercise prices of the warrants; (b) the Amended and Restated Investor Rights Agreements dated September 30, 2003 was amended in order to delete Dolphin's preemptive right with respect to any future issuances of preferred stock, and (c) the parties entered into a Second Amended and Restated Registration Rights Agreement under which Walden was granted demand registration rights similar to those previously granted to Dolphin and all of the investors under the Purchase Agreement were granted piggyback registration rights.

As a result of the above transactions, at June 30, 2004, there were 60,028,768 shares of VitalStream common stock outstanding and 13,430,376 shares of VitalStream common stock reserved for issuance as follows:

Options issued and outstanding	4,404,374
Warrants issued and outstanding	9,026,002

13,430,376

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current as of September 13, 2004.

_________________

40,240,092 Shares of Common Stock VITALSTREAM HOLDINGS, INC. 40,240,092 SHARES OF COMMON STOCK _______________ Prospectus _______________ September 13, 2004

[	TABLE OF CONTENTS	]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.             Other Expenses of Issuance and Distribution

The following table sets forth the various expenses of the offering, sale and distribution of the offered securities being registered pursuant to this registration statement (the "Registration Statement"). All of the expenses listed below will be borne by the Company. All of the amounts shown are estimates except the SEC registration fees.

Estimates to follow

Item	Amount
SEC registration fees	$3,626
Accounting fees and expenses	$5,000
Legal fees and expenses	$20,000
Blue sky fees and expenses	$5,000
Printing expenses	$1,000
Miscellaneous expenses	$5,374
Total:	$40,000

Item 15.             Indemnification of Directors and Officers

             Our Articles of Incorporation provide that we shall indemnify our officers and directors against all expenses (including attorneys' fees), judgments and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by them because they are or were a director or officer, unless they are adjudged to have been negligent or to have engaged in misconduct in the performance of their duty.

             Our Articles of Incorporation also provide that officers and directors shall have no personal liability to the corporation or its stockholders for damages for breach of a fiduciary duty as a director or officer, except for damages resulting from (a) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of dividends in violation of the provisions of Section 78.300 of the Nevada Revised Statutes, as amended or succeeded.

             Our Bylaws provide that we shall indemnify any officer or director who was or is a party or is threatened to be made a party to any action, suit, or proceeding (other than any action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit, or proceeding, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

[	TABLE OF CONTENTS	]

             Our Bylaws provide that we shall indemnify any director or officer who was or is a party or is threatened to be made a party to any action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the company, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, except that no indemnification shall be made with respect of any matter to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the company or for amounts paid in settlement to the company, unless and only to the extent that a court shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses.

             The provisions of our Articles of Incorporation and Bylaws are limited by Section 78.751 of the Nevada Revised Statutes, which provides that a corporation may not indemnify a director or officer unless authorized in the specific case upon a determination by the board of directors, a committee of the board of directors, special legal counsel or by the stockholders that indemnification is proper in the circumstances.

             Our Bylaws provide that we shall pay expenses incurred by an officer or director in their defense in advance of the final disposition of the action. Furthermore, our Bylaws provide that we may purchase director and officer insurance to protect officers and directors against loss whether or not we would be able to indemnify the officers and directors against such loss. We have obtained insurance in this regard.

             Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[	TABLE OF CONTENTS	]

Item 16.           Exhibits

             The following exhibits required by Item 601 of Regulations S-K promulgated under the Securities Act have been included herewith or have been filed previously with the SEC as indicated below.

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

2.1	Agreement and Plan of Merger dated February 13, 2002 among the Company, VitalStream and VitalStream Operating Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
2.2	Amended and Restated Asset Purchase Agreement dated January 15, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 001-10013
4.1	Articles of Incorporation, as amended to date	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
4.2	Bylaws	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
4.3	Form of Certificate representing shares of VitalStream Holdings Common Stock	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
4.4	Form of Warrant (Amended and Restated)	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
4.5	Form of Warrant (Additional Warrant)	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
4.6	Form of Amended and Restated Convertible Promissory Note	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
4.7	Form of Warrant (investor)	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
4.8	Form of Warrant (placement agent)	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
4.9	Form of Amendment to Common Stock Purchase Warrant (Additional Warrant)	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013

[	TABLE OF CONTENTS	]

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

4.10	Form of Amendment to Common Stock Purchase Warrant (Amended and Restated Warrant)	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
4.11	Stock Purchase Warrant dated April 23, 2002 issued to Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
4.12	Amendment to Stock Purchase Warrant issued to Brookstreet Securities Corporation dated October 23, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013
4.13	Amendment to Stock Purchase Warrant issued to Gary Madrid dated October 23, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013
4.14	Stock Purchase Warrant issued to The Seidler Companies Incorporated dated May 7, 2002	Filed herewith
4.15	Stock Purchase Warrant issued to The Seidler Companies Incorporated dated January 16, 2003	Filed herewith
4.16	Stock Purchase Warrant issued to The Seidler Companies Incorporated dated January 16, 2003	Filed herewith
5	Opinion of Stoel Rives LLP	Filed herewith
10.1	Sublease dated as of November 15, 1999, by and between Charter Holdings, Inc. and VitalStream Broadcasting Corporation (as successor to Epoch Networks, Inc.), as amended	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 001-10013
10.2	Industrial Lease Between The Irvine Company and ReceiveTV, Inc., as amended	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on May 16, 2002, File No. 001-10013
10.3	Third Amendment to Industrial Lease Between The Irvine Company and Receive TV, Inc.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, File No. 001-10013
10.4	Master Access Agreement dated as of January 1, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 001-10013
10.5	2001 Stock Incentive Plan (Amended and Restated)	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002, File No. 001-10013
10.6	Stock Purchase Warrant dated April 23, 2002 issued to Brookstreet Securities Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013

[	TABLE OF CONTENTS	]

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

10.7	Stock Purchase Warrant dated April 23, 2002 issued to Joe Kowal	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.8	Registration Rights Agreement dated April 23, 2002, among the Company, Brookstreet Securities Corporation and Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.9	Stock Option Agreement executed as of February 12, 2002 between the Company and Andrew Bebbington	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002, File No. 001-10013
10.10	Stock Option Agreement executed as of February 12, 2002 between the Company and Steven Strasser	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002, File No. 001-10013
10.11	Amendment to Stock Option and Release Agreement, dated August 28, 2003 with Andrew Bebbington	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, File No. 001-10013
10.12	Amendment to Stock Option and Release Agreement, dated August 28, 2003 with Steven Strasser	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, File No. 001-10013
10.13	Telecommunications Services Agreement dated June 12, 2002, between Williams Communications, LLC and the Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2002, File No. 001-10013
10.14	Service Order Form with Wiltel Communications	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, File No. 001-10013
10.15	Master Services Agreement dated June 7, 2002, between Equinix Operating Co., Inc. and the Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2002, File No. 001-10013
10.16	Internet Access Agreement dated August 30, 2002, between Verio, Inc. (d/b/a NTT/VERIO) and VitalStream	Incorporated by reference to the Company's Amendment No. 1 to Quarterly Report on Form 10-Q/A filed with the SEC on March 25, 2003, File No. 001-10013
10.17	Service Order Form with Verio, Inc.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, File No. 001-10013
10.18	Employment Agreement dated October 18, 2002 between the Company and Paul Summers, as amended	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
10.19	Employment Agreement dated October 18, 2002 between the Company and Philip N. Kaplan	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013

[	TABLE OF CONTENTS	]

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

10.20	Employment Agreement dated October 18, 2002 between the Company and Kevin D. Herzog	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
10.21	Employment Agreement dated October 18, 2002 between the Company and Steve Smith	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
10.22	Employment Agreement dated October 18, 2002 between the Company and David Williams	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
10.23	Master Equipment Lease dated March 6, 2003	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2003, File No. 001-10013
10.24	Letter agreement dated January 27, 2003	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2003, File No. 001-10013
10.25	Factoring and Security Agreement dated June 30, 2003 with Alliance Bank	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2003, File No. 001-10013
10.26	Letter agreement dated May 13, 2003 with Netifice Communications Inc.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2003, File No. 001-10013
10.27	Letter agreement with Verio, Inc.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2003, File No. 001-10013
10.28	Securities Exchange and Purchase Agreement dated as of September 30, 2003	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
10.29	Amended and Restated Investor Rights Agreement	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
10.30	Amended and Restated Registration Agreement	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
10.31	Amended and Restated Security Agreement	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
10.32	Amended and Restated Guaranty	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013

[	TABLE OF CONTENTS	]

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

10.33

Bandwidth Redundancy and Cooperative Purchasing Agreement dated December 23, 2003

[Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.]

Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013
10.34	Amendment No. 1 to Revolving Equipment Lease dated October 21, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013
10.35	Second Lease Line Agreement with Boston Financial & Equity Corporation dated December 11, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013
10.36	Purchase Agreement dated as of June 14, 2004	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.37	Registration Rights Agreement dated as of June 14, 2004	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.38	Investor Rights Agreement dated as of June 14, 2004	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.39	Second Restated Registration Rights Agreement dated as of June 14, 2004	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.40	Conversion Agreement dated as of June 14, 2004	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.41	Amendment to Amended and Restated Investor Rights Agreement	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.42	Amendment to Purchase Agreement	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.43

Amendment dated February 1, 2004 to Telecommunications Services Agreement dated June 12, 2002, between WilTel Communications, LLC and the Company [Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.]

Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2004, File No. 001-10013

[	TABLE OF CONTENTS	]

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

10.44

Service Order Form with Verio, Inc. dated February 11, 2004 [Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.]

Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2004, File No. 001-10013
10.45	Amendment dated March 30, 2004 to Macromedia Flash Communication Server License Agreement	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 16, 2004, File No. 001-10013
10.46	Master Service Agreement between Level 3 Communications, LLC and the Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 16, 2004, File No. 001-10013
10.47	Confidential Termination Agreement and General Release dated April 29, 2004 between Kevin D. Herzog and Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 16, 2004, File No. 001-10013
23.1	Consent of Rose, Snyder & Jacobs	Filed herewith
23.2	Consent of Stoel Rives LLP	Included in Item 5
24	Powers of Attorney	Included on the signature page hereof

[	TABLE OF CONTENTS	]

Item 17. Undertakings.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act;
(ii)

To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[	TABLE OF CONTENTS	]

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on September 13, 2004.

VITALSTREAM HOLDINGS, INC.

By:	/s/ Paul Summers

Paul Summers President & Chief Executive Officer

ADDITIONAL SIGNATURES AND POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature to this registration statement appears below hereby constitutes and appoints Paul S. Summers and Philip N. Kaplan, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this Registration Statement, and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Paul S. Summers	President, Chief Executive Officer, and Director	September 13, 2004
Paul S. Summers	(Principal Executive Officer and authorized representative of the Company in the United States)

/s/ Mark Z. Belzowski	Chief Financial Officer	September 13, 2004
Mark Z. Belzowski	(Principal Financial Officer)

/s/ Patrick Deane	Vice President of Finance	September 13, 2004
(Principal Accounting Officer)
Patrick Deane

/s/ Philip N. Kaplan	Director and Chief Operating Officer	September 13, 2004

Philip N. Kaplan

/s/ Charles Lyons	Director	September 13, 2004

Charles Lyons

/s/ Raymond L. Ocampo Jr.	Director	September 13, 2004

Raymond L. Ocampo Jr.

/s/ Salvatore Tirabassi	Director	September 13, 2004

Salvatore Tirabassi

/s/ Leonard Wanger	Director	September 13, 2004

Leonard Wanger

/s/ Philip Sanderson	Director	September 13, 2004

Philip Sanderson

[	TABLE OF CONTENTS	]

EXHIBIT INDEX

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

2.1	Agreement and Plan of Merger dated February 13, 2002 among the Company, VitalStream and VitalStream Operating Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
2.2	Amended and Restated Asset Purchase Agreement dated January 15, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 001-10013
4.1	Articles of Incorporation, as amended to date	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
4.2	Bylaws	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
4.3	Form of Certificate representing shares of VitalStream Holdings Common Stock	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
4.4	Form of Warrant (Amended and Restated)	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
4.5	Form of Warrant (Additional Warrant)	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
4.6	Form of Amended and Restated Convertible Promissory Note	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
4.7	Form of Warrant (investor)	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
4.8	Form of Warrant (placement agent)	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
4.9	Form of Amendment to Common Stock Purchase Warrant (Additional Warrant)	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
4.10	Form of Amendment to Common Stock Purchase Warrant (Amended and Restated Warrant)	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
4.11	Stock Purchase Warrant dated April 23, 2002 issued to Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013

[	TABLE OF CONTENTS	]

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

4.12	Amendment to Stock Purchase Warrant issued to Brookstreet Securities Corporation dated October 23, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013
4.13	Amendment to Stock Purchase Warrant issued to Gary Madrid dated October 23, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013
4.14	Stock Purchase Warrant issued to The Seidler Companies Incorporated dated May 7, 2002	Filed herewith
4.15	Stock Purchase Warrant issued to The Seidler Companies Incorporated dated January 16, 2003	Filed herewith
4.16	Stock Purchase Warrant issued to The Seidler Companies Incorporated dated January 16, 2003	Filed herewith
5	Opinion of Stoel Rives LLP	Filed herewith
10.1	Sublease dated as of November 15, 1999, by and between Charter Holdings, Inc. and VitalStream Broadcasting Corporation (as successor to Epoch Networks, Inc.), as amended	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 001-10013
10.2	Industrial Lease Between The Irvine Company and ReceiveTV, Inc., as amended	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on May 16, 2002, File No. 001-10013
10.3	Third Amendment to Industrial Lease Between The Irvine Company and Receive TV, Inc.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, File No. 001-10013
10.4	Master Access Agreement dated as of January 1, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 001-10013
10.5	2001 Stock Incentive Plan (Amended and Restated)	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002, File No. 001-10013
10.6	Stock Purchase Warrant dated April 23, 2002 issued to Brookstreet Securities Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.7	Stock Purchase Warrant dated April 23, 2002 issued to Joe Kowal	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.8	Registration Rights Agreement dated April 23, 2002, among the Company, Brookstreet Securities Corporation and Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.9	Stock Option Agreement executed as of February 12, 2002 between the Company and Andrew Bebbington	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002, File No. 001-10013

[	TABLE OF CONTENTS	]

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

10.10	Stock Option Agreement executed as of February 12, 2002 between the Company and Steven Strasser	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002, File No. 001-10013
10.11	Amendment to Stock Option and Release Agreement, dated August 28, 2003 with Andrew Bebbington	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, File No. 001-10013
10.12	Amendment to Stock Option and Release Agreement, dated August 28, 2003 with Steven Strasser	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, File No. 001-10013
10.13	Telecommunications Services Agreement dated June 12, 2002, between Williams Communications, LLC and the Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2002, File No. 001-10013
10.14	Service Order Form with Wiltel Communications	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, File No. 001-10013
10.15	Master Services Agreement dated June 7, 2002, between Equinix Operating Co., Inc. and the Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2002, File No. 001-10013
10.16	Internet Access Agreement dated August 30, 2002, between Verio, Inc. (d/b/a NTT/VERIO) and VitalStream	Incorporated by reference to the Company's Amendment No. 1 to Quarterly Report on Form 10-Q/A filed with the SEC on March 25, 2003, File No. 001-10013
10.17	Service Order Form with Verio, Inc.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, File No. 001-10013
10.18	Employment Agreement dated October 18, 2002 between the Company and Paul Summers, as amended	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
10.19	Employment Agreement dated October 18, 2002 between the Company and Philip N. Kaplan	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
10.20	Employment Agreement dated October 18, 2002 between the Company and Kevin D. Herzog	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
10.21	Employment Agreement dated October 18, 2002 between the Company and Steve Smith	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
10.22	Employment Agreement dated October 18, 2002 between the Company and David Williams	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013

[	TABLE OF CONTENTS	]

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

10.23	Master Equipment Lease dated March 6, 2003	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2003, File No. 001-10013
10.24	Letter agreement dated January 27, 2003	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2003, File No. 001-10013
10.25	Factoring and Security Agreement dated June 30, 2003 with Alliance Bank	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2003, File No. 001-10013
10.26	Letter agreement dated May 13, 2003 with Netifice Communications Inc.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2003, File No. 001-10013
10.27	Letter agreement with Verio, Inc.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2003, File No. 001-10013
10.28	Securities Exchange and Purchase Agreement dated as of September 30, 2003	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
10.29	Amended and Restated Investor Rights Agreement	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
10.30	Amended and Restated Registration Agreement	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
10.31	Amended and Restated Security Agreement	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
10.32	Amended and Restated Guaranty	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
10.33

Bandwidth Redundancy and Cooperative Purchasing Agreement dated December 23, 2003

[Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.]

Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013
10.34	Amendment No. 1 to Revolving Equipment Lease dated October 21, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013

[	TABLE OF CONTENTS	]

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

10.35	Second Lease Line Agreement with Boston Financial & Equity Corporation dated December 11, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013
10.36	Purchase Agreement dated as of June 14, 2004	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.37	Registration Rights Agreement dated as of June 14, 2004	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.38	Investor Rights Agreement dated as of June 14, 2004	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.39	Second Restated Registration Rights Agreement dated as of June 14, 2004	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.40	Conversion Agreement dated as of June 14, 2004	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.41	Amendment to Amended and Restated Investor Rights Agreement	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.42	Amendment to Purchase Agreement	Incorporated by Reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 001-10013
10.43

Amendment dated February 1, 2004 to Telecommunications Services Agreement dated June 12, 2002, between WilTel Communications, LLC and the Company [Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.]

Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2004, File No. 001-10013
10.44

Service Order Form with Verio, Inc. dated February 11, 2004 [Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.]

Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2004, File No. 001-10013
10.45	Amendment dated March 30, 2004 to Macromedia Flash Communication Server License Agreement	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 16, 2004, File No. 001-10013

[	TABLE OF CONTENTS	]

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

10.46	Master Service Agreement between Level 3 Communications, LLC and the Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 16, 2004, File No. 001-10013
10.47	Confidential Termination Agreement and General Release dated April 29, 2004 between Kevin D. Herzog and Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 16, 2004, File No. 001-10013
23.1	Consent of Rose, Snyder & Jacobs	Filed herewith
23.2	Consent of Stoel Rives LLP	Included in Item 5
24	Powers of Attorney	Included on the signature page hereof